FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/17/2023

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable
2

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Annual Report for the year ended on December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: March 17, 2023

ANNUAL REPORT 2022

TERNIUM S.A.
Annual Report 2022

INDEX

4	Company Profile
5	Consolidated Management Report
	5	Performance Indicators
	7	Operating and Financial Review and Prospects
	13	Research and Development
	14	Next Steps
	15	Corporate Governance
	17	Risks Factors
	38	Alternative Performance Measures
40	Consolidated Financial Statements
128	Audited Annual Accounts of Ternium S.A. Société Anonyme

Ternium S.A. is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX).
The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons. This annual report includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net Cash, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in the section “Alternative Performance Measures”.

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of applicable securities laws. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, price and availability of raw materials, risks relating to the Company’s structure and regulatory and litigation risks, as well as other factors beyond Ternium’s control.
For a detailed description of Ternium’s main risks and uncertainties, please see the section “Risk Factors” included in this annual report. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

TERNIUM S.A.
Annual Report 2022

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

- References to the “Company” are exclusively to Ternium S.A., a Luxembourg société anonyme;

- References to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder;

- References to “Tenaris” are to Tenaris S.A., a Luxembourg société anonyme and a shareholder of the Company;

- References to “Techgen” are to Techgen S.A. de C.V., a Mexican corporation, 48% owned by Ternium, 22% owned by Tenaris and 30% owned by Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

- References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;

- References to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

- References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation; Ternium Brasil Ltda., or “Ternium Brasil” (formerly, CSA Siderúrgica do Atlântico Ltda.), a Brazilian corporation; Ternium Argentina S.A., or “Ternium Argentina”, (formerly Siderar S.A.I.C.), an Argentine corporation; Ternium Colombia S.A.S., or “Ternium Colombia”, (formerly Ferrasa S.A.S.), a Colombian corporation; Ternium del Atlántico S.A.S., a Colombian corporation; Ternium Internacional Guatemala S.A., a Guatemalan corporation; Ternium USA Inc., a Delaware corporation; Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation; and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation, and their respective subsidiaries;

- References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg société à responsabilité limitée, and a wholly owned subsidiary of the Company;

- References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which Ternium holds 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of Usiminas’ capital;

- References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts;

- References to “finished steel products” are to steel products other than steel slabs;

- References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons;

- References to “billions” are to thousands of millions, or 1,000,000,000; and

- References to “Adjusted EBITDA”, “net cash”, “net debt” and “free cash flow” correspond to non-IFRS alternative performance measures. The reconciliation of non-IFRS alternative performance measures to the most directly comparable IFRS measures is included in the section “Alternative Performance Measures” of this annual report.

TERNIUM S.A.
Company Profile

Company Profile

Ternium is a leading steel company in the Americas. Its facilities are located in Mexico, Brazil, Argentina, the southern United States, Colombia and Central America. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market.

We have an integral management approach that includes the interests of our shareholders, employees, customers and suppliers, as well as those of the communities near our operations. We foster a culture of industrial and technological excellence and promote equal opportunity and equal treatment. We operate with a strong focus on environmental excellence as we advance Ternium’s climate change agenda and sponsor biodiversity protection initiatives. We have long-standing relationships with communities near our operations and have been fostering the development of small and medium-sized customers and suppliers for the last 20 years. Ternium offers a broad range of value-added products and services to customers mainly in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. As core components of the company’s business strategy, we strive to offer differentiated products and services, operate with excellence, and attract and develop talent.

Environment, Occupational Health and Safety
We have standardized environment and occupational health and safety (EHS) management systems and devote significant resources to EHS projects. Our evaluation of risks and EHS management are integrated in our business processes and reflected in our policies and procedures. Ternium is committed to protecting the health and safety of its employees, contractors and communities where it operates. We engage our employees as well as our customers and suppliers to embrace our vision and objectives.

Social
The talent and determination of Ternium’s employees are the cornerstone of its leadership. Through Ternium University, we offer a wide array of training programs to support our teams’ efforts in their quest for innovation, continuous improvement and performance excellence. We work together with local institutions to enhance our communities’ education and welfare. We are aware that, to be successful, industrial projects must thrive along with surrounding communities. We have built and operate a technical school in Mexico. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools and health centers. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions. Through ProPymes, we have been supporting small and medium-sized enterprises in the steel value chain for the last 20 years, strengthening the industrial network by enhancing our customers and suppliers’ competitiveness.

Governance
Integrity is key to Ternium’s long term sustainability. The Company has appointed a business conduct compliance officer, who reports to the CEO. Ternium has mandatory training programs on the Company’s Policy on Business Conduct. The Company has adopted several policies, codes and procedures to ensure transparency and ethical behavior. In addition, the Company has put in place a Compliance Line to report any violation to its code of conduct and principles. We have a compliance department that oversees SOX certifications and related party transactions. The board of directors has an audit committee solely composed of independent directors. The internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the board and, with respect to internal control over financial reporting, to its audit committee.

Climate Change
Ternium takes an active role in the world’s efforts to address climate change. As a steel company, we constantly search for alternatives to reduce the carbon footprint of our operations and that of our value chain. We partner with suppliers and other companies and associations to foster the development of low carbon dioxide emitting technologies, as a successful energy transition will be key to achieve these goals. We intend to develop new measures to continue decarbonizing Ternium’s operations in the longer term. The main factors that will determine our success to do so are related to the further development of emerging steel-making technologies, prospects for the availability of raw materials, renewable energy and required infrastructure, and the enactment of appropriate government regulations to promote fair trade, among others.

As a company focused on supplying advanced steel products, Ternium is well positioned to contribute to the world’s energy transition process. We believe Ternium will have significant opportunities to develop innovative products required for renewable energy applications, emerging electric vehicles technologies and green construction strategies, as countries seek to meet their emission commitments.

TERNIUM S.A.
Consolidated Management Report

Performance Indicators

	2022	2021	2020	2019(2)	2018(2)
STEEL SALES VOLUME (000 tons)
Mexico	6,843	6,534	5,913	6,305	6,545
Southern Region (1)	2,362	2,503	1,924	1,938	2,301
Other markets	2,691	3,028	3,523	4,268	4,105
Total	11,896	12,065	11,360	12,511	12,951

ECONOMIC AND FINANCIAL INDICATORS ($ million)
Net sales	16,414.5	16,090.7	8,735.4	10,192.8	11,454.8
Operating income	2,699.5	5,271.1	1,079.5	864.6	2,108.4
ADJUSTED EBITDA (3)	3,415.0	5,862.9	1,524.5	1,525.7	2,697.7
Equity in earnings of non-consolidated companies	37.1	400.7	57.6	61.0	102.8
Profit before income tax expense	2,666.5	5,764.3	1,159.4	826.6	2,031.6
Profit for the year attributable to:
Owners of the Parent	1,767.5	3,825.1	778.5	564.3	1,506.6
Non-controlling interest	325.3	542.1	89.4	65.8	155.5
Profit for the year	2,092.8	4,367.2	867.9	630.0	1,662.1

Capital expenditures	580.6	523.6	560.0	1,052.3	520.3
Free cash flow (3)	2,172.4	2,153.7	1,201.2	595.4	1,219.0

BALANCE SHEET ($ million)
Total assets	17,491.5	17,097.9	12,856.2	12,935.5	12,547.9
Borrowings	1,031.9	1,479.0	1,722.9	2,188.7	2,037.0
Net cash (debt) (3)	2,597.0	1,155.1	(371.5)	(1,453.4)	(1,734.9)
Total liabilities	3,723.2	4,862.9	4,413.1	5,220.7	5,063.3
Capital and reserves attributable to the owners of the parent	11,846.0	10,535.0	7,286.1	6,611.7	6,393.3
Non-controlling interest	1,922.4	1,700.0	1,157.0	1,103.2	1,091.3

STOCK DATA ($ per share/ADS) (4)
Basic earnings per share	0.90	1.95	0.40	0.29	0.77
Basic earnings per ADS	9.00	19.49	3.97	2.87	7.67
Proposed dividends per ADS	2.70	2.60	2.10	—	1.20
Weighted average number of shares outstanding (5) (million shares)	1,963.1	1,963.1	1,963.1	1,963.1	1,963.1

(1)    Sales in the Southern Region encompass those made to customers located in Argentina, Bolivia, Chile, Paraguay and Uruguay.
(2) The functional currency of Ternium Argentina changed from the Argentine Peso to the U.S. dollar prospectively from January 1, 2020. This change did not affect the balances at December 31, 2019 and 2018, nor results or cash flows for the years then ended.
(3) The reconciliation of Adjusted EBITDA, net cash, net debt and free cash flow to the most directly comparable IFRS measures is included in the section “Alternative Performance Measures”.
(4)    Each ADS represents 10 shares.
(5) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. In addition, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares, representing 3% of the subscribed capital.

TERNIUM S.A.
Consolidated Management Report

Lost Time Injuries Frequency Rate
Quantity of day-loss injuries per million hours worked

Emission Intensity (Scopes 1 and 2)
Tons of CO2 emitted per ton of crude steel produced. Year-end

Co-Products
Million tons

Refer to materials produced in parallel to or, as a consequence of, the production of primary products or recovered for reuse and/or recycling, and poses potential value as defined by the worldsteel ME indicator.
Injuries Frequency Rate
Total quantity of injuries per million hours worked

Energy Intensity
Gigajoules consumed per ton of crude steel produced. Year-end

Investment in Product Research and Development
$ million

TERNIUM S.A.
Consolidated Management Report

This review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (including the notes thereto), which are included elsewhere in this annual report. The Company’s operational data and consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons. This annual report includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net Cash, Net Debt and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in “Alternative Performance Measures”. For a detailed description of Ternium's main risks, see “Risk Factors”. For information related to the holding of Company's own shares, see “Performance Indicators”.

Operating and Financial Review and Prospects

In 2022, Ternium’s finished steel shipments reached the highest level on record. During the year, Ternium continued ramping-up its new hot-rolling mill in Pesquería, Mexico. This, together with a strong product development and certification effort, which leaned on Ternium’s new state-of-the-art research center, enabled us to continue gaining share in the Mexican steel market.

In February 2022, we announced the construction of new downstream facilities in Pesquería. Projects include a push-pull pickling line with annual capacity of 550,000 tons and new finishing lines, currently expected to be commissioned by mid-2024, and a cold-rolling mill and hot-dip galvanizing line with annual capacity of 1.6 and 0.6 million tons, respectively, expected to begin operations by the end of 2025. These projects are consistent with Ternium’s strategy to strengthen its competitive positioning in order to replace imports in the Mexican market, and better serve its customers with a broader and more technologically advanced product portfolio.

We have recently announced the construction of a new direct reduced iron and steelmaking facilities in the USMCA region, with annual production capacity of 2.1 and 2.6 million tons, respectively. This project is expected to advance the integration of Ternium’s industrial system, reinforce its position as a leading steel supplier in the region and support its ongoing compliance with the USMCA’s ‘melted and poured’ requirement for the automotive industry.

In addition, the new facilities will help advance Ternium’s decarbonization goals due to its low carbon dioxide emission intensity. Their readiness to switch from natural gas to hydrogen, when feasible, would enable further emission reductions. Furthermore, we announced the construction of a wind farm in Argentina. This new facility will enable us to replace approximately 65% of the electricity currently purchased from third parties for our operations in Argentina.

In 2022, the global economy was affected by high inflation levels, increasing interest rates, the deceleration of the Chinese economy and the impact of the Russian invasion of Ukraine. This adverse economic and financial framework, together with the disruption caused to the steel industry’s supply chain by the war in Ukraine, led to highly volatile international prices of raw materials and other steel production inputs, and a deceleration of global steel consumption. Despite this difficult context, Ternium’s results in 2022 were solid. Net sales reached $16.4 billion on total steel shipments of 11.9 million tons. Steel revenue per ton was $1,353 in 2022, slightly above the level recorded in 2021.

Steel Shipments by Country in 2022
During 2022, steel shipments in the Mexican market represented 57% of total shipments. Volumes sold in the Southern Region were 20% of total shipments, the majority of which were destined to the Argentine market. Shipments in other markets were 23% of total shipments, with major shipment destinations usually being the United States, Brazil, Colombia and Central America.

Operating income in 2022 was $2.7 billion. Adjusted EBITDA was $3.4 billion and adjusted EBITDA per ton was $287. Adjusted EBITDA per ton decreased $199 year-over-year in 2022 due to an increase in cost per ton, mainly as a result of higher purchased slab, raw material, energy and labor costs, partially offset by slightly higher realized steel prices. Net income in 2022 was $2.1 billion.

TERNIUM S.A.
Consolidated Management Report

Equity holders’ net income in 2022 was $1.8 billion, equivalent to earnings per ADS of $9.00.

Net cash provided by operating activities in 2022 was $2.8 billion, and free cash flow was $2.2 billion after capital expenditures of $580.6 million. During the year, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at Ternium’s Pesquería industrial center in Mexico.

Dividends paid to shareholders in 2022 were $530 million. In addition, the Company paid dividends in kind to non-controlling interest of $112.3 million. Ternium reached a net cash position of $2.6 billion at the end of December 2022, compared to $1.2 billion at the end of December 2021.

Summary Results

	2022	2021	Dif.
Steel shipments (tons)	11,896,000	12,065,000	-1%
Iron ore shipments (tons)	3,457,000	3,809,000	-9%
Net sales ($ million)	16,415	16,091	2%
Operating income ($ million)	2,700	5,271	-49%
Adjusted EBITDA ($ million)	3,415	5,863	-42%
Adjusted EBITDA margin (% of net sales)	21%	36%
Adjusted EBITDA per ton ($)	287	486
Equity in earnings of non-consolidated companies ($ million)	37	401
Net income ($ million)	2,093	4,367
Equity holders’ net income ($ million)	1,768	3,825
Basic earnings per ADS ($)	9.00	19.49

Net Sales
Net sales in 2022 were $16.4 billion, 2% higher than net sales in 2021. Ternium’s steel shipments in 2022 were 11.9 million tons, similar to shipment levels in the prior year. Sales volumes in Mexico increased 5% year-over-year in 2022. Ternium gained share in the local market aided by the ramp-up of state-of-the-art new facilities in its industrial center in Pesquería, together with the development and certification of high-end steel products for industrial customers.

The country’s economy continued improving during 2022, undertaking elevated inflation rates and tightening monetary conditions. Industrial activity in Mexico remained healthy, although some sectors softened in recent months reflecting a weakening US housing market. Production rates in the automotive industry improved in 2022, supported by pent-up vehicle demand and a gradual ease of supply chain difficulties during the second half of the year. The Mexican construction sector also improved, although activity levels stayed below those prevailing before the COVID-19 pandemic.

In the Southern Region, shipments were down 6% year-over-year in 2022. Although activity in Argentina’s construction sector and demand for industrial products remained healthy, steel sales in the country moderated during 2022 reflecting an ease of a pandemic-induced surge in steel consumption in the prior year. In addition, shipments decreased year-over-year in other countries in the region as Ternium reduced its exports from Argentina.

In other markets, shipments were down 11% year-over-year in 2022, reflecting a further integration of Ternium’s Brazilian slab facility. The volume of slabs shipped to third parties decreased 793,000 tons year-over-year in 2022, partially offset by a 457,000-ton increase in shipments to finished steel customers.

Revenue per ton was $1,353 in 2022, up $45 compared to revenue per ton in the prior year mainly reflecting a higher value sales mix in connection with the integration of Ternium’s industrial system.

TERNIUM S.A.
Consolidated Management Report

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2022	2021	Dif.	2022	2021	Dif.	2022	2021	Dif.
Mexico	8,828	8,872	-0%	6,843	6,534	5%	1,290	1,358	-5%
Southern Region	3,834	3,374	14%	2,362	2,503	-6%	1,623	1,348	20%
Other Markets	3,429	3,549	-3%	2,691	3,028	-11%	1,274	1,172	9%
Total steel products	16,092	15,795	2%	11,896	12,065	-1%	1,353	1,309	3%

Other products (7)	323	248	30%
Steel reporting segment	16,414	16,043	2%

Mining reporting segment	411	526	-22%	3,457	3,809	-9%	119	138	-14%

Intersegment eliminations	(411)	(479)
Net sales	16,414	16,090	2%

(7) The item “Other products” primarily includes electricity sales in Brazil and Mexico.

Cost of Sales
Cost of sales was $12.5 billion in 2022, an increase of $2.6 billion compared to 2021. This was primarily due to a $2.3 billion, or 29%, increase in raw materials and consumables used, mainly reflecting higher purchased slab, raw material and energy costs, partially offset by a 1% decrease in steel shipments; and to a $281.8 million increase in other costs, including a $173.0 million increase in labor cost, mainly in connection with Ternium Mexico employees’ profit sharing scheme, a $31.8 million increase in services and fees, a $30.3 million increase in maintenance expenses, a $20.4 million increase in amortization of intangible assets and a $17.4 million increase in depreciation of property, plant and equipment.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses in 2022 were $1.1 billion, or 7% of net sales, an increase of $193.5 million compared to SG&A expenses in 2021, mainly due to a $128.9 million increase in freight and transportation expenses, a $48.4 million increase in labor cost and a $13.2 million increase in services and fees.

Other Operating Income and Expense, Net
Other operating income and expense, net, was a loss of $84.0 million in 2022, compared to a gain of $25.6 million in 2021. As of December 31, 2022, Ternium performed an impairment test of its investment in Ternium Brasil and subsequently wrote down such investment by $99.0 million.

Operating Income
Operating income in 2022 was $2.7 billion, or 16% of net sales, compared to operating income of $5.3 billion, or
33% of net sales, in 2021.

Net Financial Results
Net financial results were a loss of $70.1 million in 2022, principally due to a $163.7 million net foreign exchange loss partially offset by a $78.3 million gain related to changes in the fair value of financial assets and a gain of $28.4 million related to investment returns on Ternium’s liquidity position net of borrowing costs. The net foreign exchange loss in 2022 mainly reflected the negative impact of the depreciation of the Argentine Peso (42% in the period) against the US dollar on Ternium Argentina’s net long local currency positions. The gain related to changes in the fair value of financial assets included a $95.0 million negative fair value adjustment of certain Argentine securities collected by Ternium as dividend in kind from Ternium Argentina. Net financial results in 2021 were a gain of $92.5 million.

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $37.1 million in 2022, mainly related to Ternium’s equity in the results of Usiminas and Techgen. Ternium performed an impairment test of its investment in Usiminas in 2022, and subsequently wrote down such investment by $120.4 million. Equity in results of non-consolidated companies in 2021 was a gain of $400.7 million.

Income Tax Expense
Income tax expense in 2022 was $573.7 million, with a 22% effective tax rate, compared to $1.4 billion in 2021, with a 24% effective tax rate. Effective tax rate in 2022 included a non-cash gain on deferred taxes at our Mexican and Argentine subsidiaries.

TERNIUM S.A.
Consolidated Management Report

Net Income Attributable to Non-controlling Interest
Net income attributable to non-controlling interest in 2022 was $325.3 million, lower than net income of $542.1 million in 2021 mainly reflecting Ternium Argentina’s lower results.

Liquidity and Capital Resources
During 2022, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2022 was $1.7 billion, a
$0.4 billion increase from $1.3 billion at the end of the prior year. The following table shows the changes in our cash and cash equivalents for each of the periods indicated:

In $ million
	2022	2021

Net cash provided by operating activities	2,753	2,677
Net cash used in investing activities	(1,325)	(1,045)
Net cash used in financing activities	(1,016)	(854)
Increase in cash and cash equivalents	412	778
Effect of exchange rate changes	(35)	(39)
Cash and cash equivalents at the beginning of the year	1,277	538
Cash and cash equivalents at the end of the year	1,653	1,277

In addition to cash and cash equivalents, as of December 31, 2022, we held other investments with maturity of more than three months for a total amount of $2.0 billion, increasing $0.6 billion compared to December 31, 2021. We hold money market investments, time deposits and variable-rate or fixed-rate securities. Ternium’s total position of cash and cash equivalents and other investments included $1.4 billion invested in Argentina. For information on exchange controls in Argentina, see “Risk Factors –Risks Relating to the Countries in Which Ternium Operates –Argentina – Argentine exchange controls could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market”. Our financial indebtedness decreased in 2022, to $1.0 billion at the end of 2022 from $1.5 billion at the end of 2021.

Operating Activities
Net cash provided by operating activities in 2022 were $2.8 billion. Income tax payments reached $1.8 billion in the year, mainly due to significant outstanding tax balances for fiscal year 2021, paid in 2022 in Mexico and Argentina, and higher advance payments for fiscal year 2022 in Mexico. Working capital decreased $1.2 billion in 2022 as a result of an aggregate $584.7 million decrease in trade and other receivables, a $438.1 million decrease in inventories and an aggregate $129.7 million increase in accounts payable and other liabilities. The inventory value decrease in 2022 was due to a $407.0 million lower steel volume and a $133.5 million decrease in raw materials, supplies and others, partially offset by an $102.4 million higher cost of steel.

$ million	Change in inventory Dec´22 / Dec´21
	Price	Volume	Total

Finished steel goods	15.9	(177.4)	(161.6)
Steel goods in process	101.9	(229.6)	(127.6)
Total steel goods	117.8	(407.0)	(289.2)

Raw materials, supplies and allowances			(148.9)
Total inventory			(438.1)

TERNIUM S.A.
Consolidated Management Report

Investing Activities
Net cash used in investing activities in 2022 was $1.3 billion, primarily attributable to capital expenditures of $580.6 million and an increase of $770.6 million in financial investments with maturities of more than three months. During 2022, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at Ternium’s Pesquería industrial center in Mexico.

Financing Activities
Net cash used in financing activities was $1.0 billion in 2022, attributable to dividends paid in cash to Company’s shareholders of $530.0 million, net repayment of borrowings of $436.7 million and finance lease payments of $49.4 million.

Principal Sources of Funding

Funding Policy
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. When feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Our financial liabilities consist mainly of loans with financial institutions. As of December 31, 2022, these facilities were mainly denominated in U.S. dollars and Colombian pesos (85% and 13% of total financial liabilities, respectively). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $0.5 billion in the year, from $1.5 billion as of December 31, 2021, to $1.0 billion as of December 31, 2022. As of December 31, 2022, current borrowings were 48% of total borrowings, none of which corresponded to borrowings with related parties. With cash and cash equivalents of $1.7 billion and other investments of $2.0 billion, Ternium achieved a net cash position of $2.6 billion as of December 31, 2022. This compares to net cash position of $1.2 billion as of December 31, 2021.

Ternium’s cost of debt, as measured by the weighted average interest rate, was 6.21% in 2022, compared to a 1.45% average interest rate in 2021. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2022. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2022, were those outstanding under Ternium Brasil’s 2019 syndicated loan facility and Ternium Mexico’s 2018 syndicated loan facility.

$ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2022	Maturity
June 2018	Ternium Mexico	Syndicated loan	1,000	125	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2022,
Ternium was in compliance with all covenants under its loan agreements.

Ternium has various off-balance commitments, including

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financial commitments, and commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, hydrogen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 24(ii) to our consolidated financial statements included in this annual report.

For further information on our derivative financial instruments, lease liabilities, borrowings, contingencies, commitments and restrictions in the distribution of profits, and financial risk management, see notes 21, 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.

Annual Dividend Proposal
On February 14, 2023, the Company’s board of directors proposed that an annual dividend of $0.27 per share ($2.70 per ADS), or $530.0 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2023. This proposal is 10 cents per ADS higher than the annual dividend approved for 2021. The annual dividend would include the interim dividend of $0.09 per share ($0.90 per ADS), or $176.7 million in the aggregate, paid in November 2022. If the board of directors’ proposal is approved at the shareholders’ meeting, a net dividend of $0.18 per share ($1.80 per ADS), or $353.4 million in the aggregate, will be paid on May 10, 2023, with record-date on May 5, 2023.

Declared Dividends
$ per ADS

*Subject to approval by the Annual General Meeting of Shareholders to be held on May 2, 2023.

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Research and Development Activities

Ternium’s product development roadmap aims to increase the participation of higher margin value-added products in its sales mix, with special focus on the expansion of Ternium’s offering of resistant and lightweight steel products for low carbon economy applications. The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy towards this objective.

Ternium’s industrial center in Pesquería strengthened its positioning in the high-end market sector. The start-up of our new hot-rolling mill in 2021 represented a technological leap forward in Mexico’s steel production capacity. Consequently, the development of new products to be processed in the new facilities is expected to give way to a gradual substitution of imported steel in key industrial segments. In this sense, the development of substrates for galvanized exposed parts with very high drawability requirements is one of the milestones achieved during the first months of operation of our new hot-rolling mill.

In 2022, we intensified our product development activities to expand Ternium’s high-end product portfolio for customers in the automotive, metal-mechanic, home appliance, energy and electric motors industries. We completed the design of new substrates to replace hot-rolled steel products procured from third parties. This development has enabled Ternium to become fully compliant with the new USMCA rules of origin in connection with the supply of galvanized products to the automotive industry. Also, for the automotive industry, we developed prototypes for new hot-rolled steel products to replace imported material. In addition, we developed coiled plates up to one inch, expanding Ternium’s product range for the structural steel market.

For the construction sector, during 2022 we developed new coated steel coils combining environmentally friendly components and energy savings solutions. In addition, we introduced new features to our pre-painted products providing for new coating types like the resemblance to stainless steel. Furthermore, we advanced our project to incorporate colaminated finishings to our product offering. This new technology will enable us to offer steel products with superior aesthetic attributes for architectural solutions. We are undergoing the product certification process and expect to start production soon.

In 2022, Ternium continued investing to enhance the capabilities of its R&D infrastructure. Ternium’s research facilities include laboratories in Mexico, Brazil and Argentina, where we test product performance and simulate production processes. In the new R&D center in Pesquería, Mexico, which was inaugurated in 2021, we launched the second phase of the investment project, mainly consisting of the installation of a new galvanizing simulator. The new equipment, expected to be operative in the first quarter of 2024, will enable us to perform in-house simulations that were previously performed at third-party facilities, speeding up the development cycle for new coated products.

In addition, in 2022 we installed new state-of-the-art electronic microscopes in our laboratories in Argentina and Brazil, enabling us to perform certain analysis of steel samples that were previously performed at third-party facilities. With this, we were able to speed-up optimization works related to steelmaking operating practices, aimed at obtaining more reliable products based on environmentally friendly steels.

Our in-house research efforts are complemented with our participation in a broad-based international network of industry consortia, universities and research centers. For example, Ternium is a member of WorldAutoSteel, an organization comprising some of the world’s major steel producers. We participate actively in the engineering core team of the Steel E-Motive project sponsored by WorldAutoSteel. The objective is to design two fully autonomous and connected electric vehicles that result in cost-effectiveness, safety, and sustainable transportation solutions, made possible by state-of-the-art engineering and advanced high-strength steel technologies.

We are leaning on our new R&D center in Pesquería, Mexico, to seek steel product approvals for industrial customers, as the facility has been accredited to certify such products in compliance with international regulations and customer requirements. We received 82 new product approvals for the automotive industry in 2022, primarily related to Ternium’s new hot-rolling mill in Pesquería, Mexico, representing a significant increase over the previous year.

In 2022, we continued developing joint projects with our value chain. This included the development of new steel products with Tenaris for the manufacturing of welded pipes designed for Monterrey’s new water pipeline in Mexico and for infrastructure projects at Argentina’s Vaca Muerta oil and gas shale formation. We have identified synergies in developing projects with leading industrial companies, as it enables us to anticipate market requirements, plan new processes, incorporate new equipment and technology, and build strong customer relationships.

Ternium’s customer technical assistance activities focused on maximizing the performance of steel products and the efficiency of manufacturing processes in the steel industry

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value chain, supported by our product R&D capabilities. In this regard, we have jointly developed new steels with a customer and a service supplier for a tray prototype designed for rock transportation. In addition, we jointly developed structural steels with a plate producer for wind energy towers, and galvanized steels with a manufacturer of solar panels for supporting structures.

Ternium’s joint initiatives with universities aimed at promoting the participation of researchers and students from some of the world’s most prestigious institutions at their early stages of development projects. Engaging universities is one of the components of our efforts to expand and further diversify our research network and capabilities.
Research initiatives span the entire production cycle from primary steelmaking and metallurgy to rolling and coating.

During 2022, Ternium advanced process development projects aimed at incorporating biomass to the steelmaking process, to reduce carbon dioxide emission intensity by partially replacing coal. In a joint effort with universities, a research center and a heavy equipment supplier, we completed the pre-feasibility studies to incorporate biomass in exchange of PCI coal in our steelmaking facility in Brazil, and advanced our studies in our pilot plant in Argentina to incorporate biomass in exchange of metallurgical coal.

Next Steps

Ternium’s most recent investment program has resulted in new steel products that are allowing it to gain market share against imports. In this positive scenario, Ternium expects to capitalize opportunities to serve new customers as the ramp-up of its new hot-rolling mill is well advanced, and it increases capacity utilization in other lines.

In 2023, we will continue developing Ternium’s new downstream projects in Pesquería, Mexico. These new investments are expected to further expand Ternium’s advanced high-strength and ultra-high-strength steel production capabilities for the automotive, transport and heavy machinery industries.

In addition, we will start building the recently announced new steelmaking facilities in the USMCA region. The new electric-arc-furnace-based steel shop and the new DRI module are expected to produce the highest specification steels, necessary for the most demanding applications. The steelmaking facilities will also include an RH degasser and a slab caster with two lines. These plants together with a port facility for raw material handling will require a total investment of $2.2 billion, and are currently expected to be commissioned in the first half of 2026. The implementation of the USMCA trade agreement and recent trends of nearshoring manufacturing capacity in the steel value chain, have made the USMCA region an attractive destination for continued investment. These projects are expected to place Ternium in an even better position to take advantage of attractive market opportunities.

We also expect to advance the construction of Ternium’s new wind farm in Argentina. The recently announced new 72-megawatt facility is expected to begin operations in the second half of 2024, with total investment of $160 million.

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Corporate Governance

Board of Directors
The Company’s corporate governance practices are governed by the Luxembourg law of August 10, 1915, on commercial companies, as amended (the Luxembourg Company Law), the Company’s articles of association and applicable securities laws and regulations. Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of nine directors. The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2022, the Company’s board of directors met seven times.

A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions of the board of directors may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

On May 3, 2022, the Company’s annual general shareholders’ meeting resolved to increase the number of directors to nine, approved the re-election of the eight current members of the board of directors, Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Ms. Gioia Ghezzi, Mr. Adrian Lajous Vargas, Mr. Daniel Agustín Novegil, Mr. Gianfelice Mario Rocca and Mr. Paolo Rocca, and appointed Ms. Lorenza Martinez Trigueros as new board member. All board members will hold office until the meeting that will be convened to decide on the 2022 accounts. The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice-chairman and Mr. Máximo Vedoya as the Company’s chief executive officer.
Audit Committee
Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

The Company’s audit committee currently consists of three members, Mr. Vincent Robert Gilles Decalf, Mr. Adrián Lajous Vargas and Ms. Gioia Ghezzi, who were appointed to the audit committee by the Company’s board of directors on May 3, 2022. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association. Mr. Decalf serves as chairperson of the audit committee.

The Company’s audit committee operates under a charter that was amended and restated by the board of directors on November 2, 2021. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity; and the adequacy of the Company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, compensation, retention and oversight of, and for assessing the independence of, the Company’s external auditors. In addition, the audit committee is required by the Company’s articles of association and audit committee’s charter to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties, as provided in the Company’s articles of association and audit committee’s charter, or as may be required by any law, rule or regulation applicable to the Company, in order to determine whether their terms are consistent with the interests of the Company and all its shareholders and are consistent with market conditions or are otherwise fair to the Company and its subsidiaries. The Company has adopted a Related Party Transactions Policy and Procedure setting forth consolidated guidelines and procedures for the identification, review, approval and management of related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the Company’s articles of association and the audit committee’s charter relating to transactions

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with related parties, as well as applicable Luxembourg rules and securities regulations relating to the approval and disclosure of material related party transactions.

The Company’s audit committee also performs other duties imposed by applicable laws, rules and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Auditors
The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. Auditors are appointed by the general shareholders’ meeting, upon recommendation from the audit committee, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on each set of accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, statutory auditors (réviseur d'entreprises) must meet certain conditions of professional qualification and good reputation verified by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier) and be registered as members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises).

The annual shareholders’ meeting held on May 3, 2022, re-appointed PwC Luxembourg as the Company’s statutory auditor for the fiscal year ended December 31, 2022. At the next annual general shareholders’ meeting scheduled to be held on May 2, 2023, it will be proposed that PwC Luxembourg be re-appointed as the Company’s statutory auditor for the fiscal year ending December 31, 2023.

Code of Ethics
The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the Company has adopted a code of ethics for financial officers, which is intended to supplement the Company’s code of conduct, and applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

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Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium's business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products, which would have a negative effect on Ternium’s business and results of operations. In 2020, the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries, and the containment measures adopted by governmental authorities triggered an unprecedented crisis that resulted in a severe contraction in gross domestic product and steel consumption globally, affecting all of Ternium’s steel markets. In 2022, the Russian invasion of Ukraine led to higher global prices of certain commodities and energy, contributing to higher inflation rates and negatively affecting economic activity. In addition, as inflation rates remained elevated, central banks in many countries are tightening monetary conditions. These factors led to a significant slowdown in global steel consumption growth in 2022.

Uncertainty regarding global or regional economic activity remains high. A recession affecting developed economies, or slower growth or recessionary conditions in emerging economies would exact a heavy toll on the steel industry and adversely affect our business and results of operations.

A protracted fall in steel prices or price volatility would have a material adverse effect on the results of Ternium.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, U.S. steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, steel prices increased steadily during the rest of 2020 and peaked at historical record levels in September 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. In the following few months, steel prices decreased steadily reflecting a gradual normalization of steel supply-demand balance. Steel and raw material prices increased rapidly following the Russian invasion of Ukraine, reflecting a disruption in these products' supply chains. After reaching a new peak during the second quarter of 2022, steel and raw material prices resumed a downward trend. However, during the first months of 2023, steel and raw material prices started to increase again. A protracted fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and, eventually, could lead to inventory write-downs.

If raw material costs declined, the resulting reduction in steel production costs would not be immediately reflected in Ternium’s operating results as Ternium would first consume existing inventories acquired prior to such raw material cost decrease. Similarly, Ternium may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on its products, or it may take an extended period of time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

The steel industry is affected by economic cycles, as well as by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial overcapacity. In the last decade, over-capacity was particularly severe in China. More recently, there are several new steel making and steel processing facilities under construction or ramping-up in North America, which could contribute to an excess of steel production capacity in the region.

Excess steel production capacity may require several years to be absorbed by demand and, consequently, may contribute to an extended period of depressed margins and industry weakness. International trade of steel

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products conducted under unfair conditions increases particularly during downturn cycles and as a result of production overcapacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade measures and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those in which Ternium operates, as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for approximately 55% of worldwide crude steel production, and Chinese exports of steel products, including exports to Europe, the United States and Mexico, were subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption in China in the future could stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. Similarly, a downturn in global or regional economic activity could encourage unfair steel trade practices adversely affecting Ternium’s business and results of operations.

Sales may fall as a result of fluctuations in industry inventory levels or disruptions in Ternium customers’ supply chains.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period, as customers either draw from existing inventory or accumulate further inventory in response to market conditions and prospects. As a result, purchased volumes may be irregular. In addition, supply chain disruptions could reduce customer demand for Ternium’s products. For example, in 2021 vehicle production was severely affected by a shortage of semiconductors that, in turn, affected Ternium’s steel sales. Fluctuations in steel inventory levels and disruptions in Ternium customers’ supply chains can temporarily affect the demand for, and price of, Ternium’s products and, accordingly, Ternium may not be able to increase or maintain its levels of sales volumes or prices.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its revenues.
The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources, or direct and indirect governmental support. Competition could result in declining margins and reduced shipments. Ternium’s competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger competitors in the future.

Moreover, Ternium and other steel makers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. In particular, certain customers, such as the automotive industry, are increasing their consumption of lighter-weight materials, such as aluminum, composites and carbon fiber, sometimes as a result of regulatory requirements or government initiatives aimed at transitioning to a lower-carbon economy. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.

Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability.

The manufacture of steel-related products requires substantial amounts of steelmaking raw materials, slabs, energy and other inputs from domestic and foreign suppliers. Ternium consumes large quantities of iron ore, metallurgical coal, pulverized coal for injection, scrap, ferroalloys, refractories, slabs, natural gas, electricity, oxygen and other gases in operating their blast and electric arc furnaces, as well as its downstream facilities. The availability and pricing of raw materials, slabs, energy and other inputs used in Ternium’s operations are subject to multiple factors, including market conditions, government regulations or intervention, including import controls and international sanctions, allocation by suppliers, interruptions in production, or other events that can affect continuity of supply and prices, such as wars, natural disasters, chronic climate changes, accidents and epidemics.

Slabs are a key input in Ternium’s production process.

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Industry consolidation and/or integration of slab making facilities into finished steel products are reducing the availability of slabs in the global market. For example, in 2022 a global steel maker announced the acquisition of Companhia Siderúrgica do Pecém (CSP), a Brazilian slab maker that used to be a significant supplier of slabs in the international markets. Also, in 2021 ArcelorMittal integrated its slab facility in Lázaro Cárdenas, Mexico, with a new hot-rolling mill. In the past, such facility was also a supplier of slabs to third parties in the slab market. In addition, the Russian invasion of Ukraine in February 2022 and the consequent wave of trade sanctions imposed by the United States, the United Kingdom, and the European Union, among other countries, against certain Russian institutions, companies and citizens, resulted in a disruption to the global supply of slabs and other inputs consumed by Ternium in its production processes. New international sanctions against Russian steel companies that have not been affected by current sanctions could result in slab scarcity and/or increases in slab prices in the market, which would have a material adverse effect on Ternium’s business and results of operations.

Ternium has usually been able to procure sufficient supplies of raw materials, slabs, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of main inputs used in Ternium’s operations (including as a result of strikes, lockouts, sanctions and other trade restrictions, accidents or natural disasters, armed conflicts, worldwide price fluctuations, the availability and cost of transportation, global epidemics or other factors) would result in lost sales and/or lower margins, and would have a material adverse effect on Ternium’s business and results of operations. For further information related to effects of global events see “Risk Factors. Risks Relating to the Steel Industry – A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel, which would have a material adverse effect on the steel industry and Ternium”.

Ternium depends on a limited number of key suppliers.

Ternium depends on a limited number of key suppliers for the provision of some of its principal inputs. For example, in 2022 Ternium purchased almost all of its third party iron ore from Vale, a Brazilian company. In general, there is a trend in the industry towards consolidation among suppliers of raw materials, slabs and other inputs. Ternium has entered into long-term contracts for the supply of some (but not all) of its principal inputs and expects that such agreements will be maintained and, depending on the circumstances, renewed. However, if any key supplier fails to deliver, or if existing contracts cannot be renewed in the future, or if applicable regulations limit or prohibit purchases from certain suppliers, Ternium could face limited access to certain raw materials, slabs, energy or other inputs, or could be subject to higher costs and delays resulting from the need to obtain its input requirements from other suppliers.

Risks Relating To Ternium's Business

If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.

Ternium plans to continue implementing its business strategy, entailing a focus on sophisticated steel products, the pursuit of strategic growth opportunities and an enhancement of its competitiveness through a full product range offering, operational excellence, differentiated services with a strong distribution network and the attraction and training of talented employees. Any of these components or Ternium’s business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions and/or integrate newly acquired businesses to increase its steel production capacity; or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy or achieves its medium and long-term goals, such strategy or goals may not yield the desired results.

Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. For example, in 2010 Ternium formed, together with Nippon Steel Corporation, or NSC, Tenigal, a company that manufactures and sells hot-dip galvanized and galvannealed steel sheets for the Mexican automotive market; in 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, which it subsequently increased; and in 2017, Ternium acquired Ternium Brasil, a Brazilian steel slab producer. In 2022, Ternium began the deployment of a new downstream project in its Pesquería industrial center including a cold-rolling mill, a push-pull pickling line, a hot-dip galvanizing line and new finishing lines, and in February 2023 it announced a new upstream production capacity project in the USMCA region including a direct reduced iron module, an electric arc furnace-based steel shop and a port facility for raw

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material handling.

Any acquisition or other growth project will depend on market and financing conditions. Ternium must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. In addition, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions.

Ternium’s acquisitions or other investments may not perform in accordance with its expectations and could have an adverse impact on its operations and profits. Furthermore, Ternium may be unable to successfully integrate any acquired businesses into its operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and it may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that the integration of any acquired businesses would require a significant amount of time and resources from Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets.

In accordance with IFRS, management must test for impairment all of Ternium’s assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, property, plant and equipment and other long-lived assets. In addition, management must test for impairment goodwill at least once a year, whether or not there are indicators of impairment. IFRS requires Ternium to recognize a charge in an amount equal to any impairment.

The Company reviews periodically the recoverability of its investments. As of December 31, 2022, goodwill in connection with the Company’s Mexican subsidiaries amounted to $662.3 million and the carrying value of the Company’s investment in non-consolidated companies, mainly related to its investment in Usiminas, amounted to $821.6 million. If Ternium’s management determines in the future that the goodwill from its acquisitions, its investments in non-consolidated companies or the carrying value of its property, plant and equipment and other long-lived assets are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth. In the past, Ternium recorded impairment charges several times. For example, as of December 31, 2012, September 30, 2014, December 31, 2015 and September 30, 2022, Ternium wrote down its investment in Usiminas by $275.3 million, $739.8 million, $191.9 million and $120.4 million, respectively. The impairment recorded in 2022 mainly reflected a lower production availability of Usiminas’ coke facilities, which need further capital investment, and an increase in the interest rate. As of December 31, 2022, the carrying value of Ternium’s investment in Usiminas was $725.7 million and Ternium’s ownership stake had a market value of approximately $356.2 million. In addition, as of December 31, 2022, Ternium wrote down its investment in Ternium Brasil by $99.0 million, mainly reflecting expectations of lower margins and an increase in the interest rate. The recoverable value of this investment as of December 31, 2022, was $1.8 billion. For further information on the impairment test of Ternium’s investment in Ternium Brasil and Usiminas see note 3(f) “Accounting Policies – Impairment” of our audited consolidated financial statements included in this annual report. Any further write-downs to Ternium’s assets could have a material adverse effect on Ternium’s results of operations or net worth.

Failure to successfully implement Usiminas’ business strategy could have a material adverse effect on Ternium’s results, financial condition or net worth.

Since 2012, Ternium is a member of the control group of Usiminas, the largest flat steel producer in Brazil. In 2014, a conflict arose within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy. Such conflict was resolved in 2018 by an agreement between Ternium, NSC and Usiminas’ employee pension fund (Previdência Usiminas), providing for new governance rules for Usiminas. Under the new Usiminas shareholders’ agreement (“New SHA”), no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ strategy or business practices.

The agreed-upon corporate governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of

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other members of Usiminas’ executive board. The right to nominate Usiminas’ chief executive officer and chairman alternates between Ternium and NSC at every 4-year interval, comprising two consecutive 2-year terms. The executive board is composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each.

In addition, the New SHA incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after November 16, 2022. Such exit mechanism shall apply with respect to shares held by the NSC Group and by the group comprising Ternium’s subsidiaries and Tenaris’s Brazilian subsidiary, Confab Industrial S.A, and would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

If the parties fail to reach consensus, or if a new shareholder conflict were to emerge, Usiminas may not be successful at implementing the measures required to achieve sustainable profitability and, accordingly, Usiminas’ performance could be adversely affected and result in a material adverse effect on Ternium’s results, financial condition or net worth.

If Ternium does not comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, Ternium could become subject to fines, penalties or other sanctions and its sales and profitability could suffer.

Ternium conducts business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which Ternium operates (including Mexico, Argentina, the United States, Brazil and Colombia), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives.
Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium could also suffer plant stoppages or strikes if it were to implement cost reduction plans. From time to time, Ternium takes measures to increase competitiveness; none of the measures taken in the past have resulted in significant labor unrest. However, Ternium cannot assure that this situation will remain stable or that future measures will not result in labor actions against Ternium companies. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting its results of operations.

Changes in exchange rates or any limitation in the ability of the Ternium companies to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s transactions is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, the Ternium companies may see fit to enter into exchange rate derivatives agreements to manage their exposure to exchange rate changes.

For information on Ternium Argentina's investments and the effect on financial results of exchange controls imposed in Argentina, see “—Risks Relating to the Countries in Which Ternium Operates - Argentina: Argentine exchange controls could result in a significant financial loss to Ternium, and could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market” and note 29 “Foreign exchange restrictions in Argentina” to our consolidated financial statements

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included in this annual report. Future regulatory or financial restrictions in the countries where Ternium operates may reduce its ability to manage its exposure to exchange rate fluctuations, and thus could cause an adverse impact on Ternium’s results, financial condition or cash flows.

Cyberattacks could have a material adverse impact on Ternium's business and results of operation.

Ternium relies heavily on information systems to conduct its operations; and digital technologies have an increasingly significant role across our business. Although Ternium devotes significant resources to protect its systems and data, and it continually monitors external developments and available information on threats and security incidents, it has experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of its business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within Ternium's control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets. Cybersecurity incidents and cyber-attack attempts, such as phishing attacks, attempts to compromise user credentials, attempts to compromise firewall infrastructure, fake website, spoofing and whaling, continued to increase throughout 2022, mainly due to the adoption of remote work practices among Ternium’s employees, its customers and suppliers and the increasing digitalization of work. Of all the cybersecurity incidents that were detected in 2022, only eight were highly sophisticated and all of them were contained. None of the attacks led to any known breaches of Ternium's business-critical IT systems and, as such, did not result in any material business impact.

In response to the increase in the number and sophistication of ransomware attacks, U.S. and EU regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors. In this context, Ternium enhanced cybersecurity controls and implemented comprehensive processes and procedures to monitor, detect and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, Ternium has launched awareness and ethical phishing campaigns aimed at protecting it against cyber-threats and it regularly trains its executives and employees to identify and report cybersecurity incidents.

Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems that Ternium has designed to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on its systems when such incidents or attacks do occur. If Ternium’s systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to its business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including intellectual property and customer data), as well as damage to Ternium’s reputation with its customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of persona data and/or failure to notify the competent authorities for such breach) or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, Ternium will be required to devote additional resources in the future to enhance its protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Although Ternium has considered contract insurance coverage options for cyber risks, it does not currently maintain cybersecurity insurance, and the insurance it carries for property damage and general liability may not be adequate or available to protect it from damages derived from cyber events, or coverage may be limited. Moreover, any investigation of a cyberattack would take time before completion, during which Ternium would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of any cyberattack).

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns may adversely impact Ternium’s business.

Ternium’s business has been, and in the future could be, affected by severe weather in areas where it operates, which could materially affect its operations and financial results. Extreme weather events and natural disasters, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, in the last few years, low water levels at the Paraguay and

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Paraná waterways disrupted in several occasions the supply of iron ore from Brazil's iron ore mines in the Pantanal Region (Mato Grosso do Sul state) to Ternium's operations in Argentina, requiring from time to time the procurement of higher-cost iron ore from alternative sources and an increase of iron ore inventories. In addition, during the first quarter of 2021, extreme weather conditions in the southern United States and northern Mexico disrupted the provision of natural gas and energy to our operations in Mexico, negatively affecting steel production levels.

The communities surrounding our main production sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events. In the past, our operations in Brazil and certain of our operations in Argentina experienced intense rainfall affecting personnel’s access to Ternium’s facilities. In addition, as Ternium’s steel shops in Mexico are located at water stressed areas, its operations in the country could be affected by water shortages and/or increased water costs, including as a result of measures taken by local governments in order to prevent or deal with critical situations caused by severe draughts. For example, in 2022 a severe draught affected the metropolitan area of Monterrey in the state of Nuevo León, Mexico and, consequently, the national water authority suspended new freshwater use concessions in the Puebla and Monterrey areas. Although this particular event did not have a significant impact on Ternium’s operations in the region, Ternium cannot predict the impact of future similar events, in Mexico or elsewhere, to its operations and financial condition.

Chronic climate changes, such as changes in precipitation patterns and rising of mean temperatures and sea levels may result in increased operating costs or capital expenditures, due to supply shortages or damage to facilities, personnel evacuation, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, disruption of operations or lower production levels, negative impact on workforce and write-offs and/or early retirement of assets, all of which could adversely affect Ternium’s financial condition, results of operations and cash flows.

Risks Relating To Ternium's Mining Activities

Ternium has equity interests in two iron ore mining companies: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium’s mining activities are located in Mexico. For information related to the risks of doing business in Mexico see “Risk Factors. Risks Relating to the Countries in Which Ternium Operates – Mexico”. In addition, Ternium’s mining activities are subject to the following risks:
Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium's operations and profitability, and result in material liabilities.

Ternium carries out extractive, processing and logistical operations in many geographic locations. Liabilities associated with Ternium’s mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. Ternium’s operations involve the use, handling, storage, discharge and disposal of hazardous substances and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production.

Although most of Ternium’s tailings dams meet the strictest international seismic standards, new reinforcements are expected to be completed by Consorcio Peña Colorada in one of its tailings dams in order to reduce risks of collapse under a severe earthquake. This project follows recommendations arising from stability studies conducted with the assistance of independent consultants, and Ternium expressed its support to Consorcio Peña Colorada in connection with its efforts to mitigate those risks. Consorcio Peña Colorada has obtained from the environmental authorities several of the permits required to carry out such reinforcements and expects to obtain the remaining permits in the short term. The completion of the project would take approximately three years. Although Ternium believes that, once completed, Consorcio Peña Colorada’s investment project will further mitigate the risk of incidents at its tailings dam, it cannot guarantee that failures or breaches will not occur prior to, or after, completion of reinforcement works.

Ternium may also be subject to claims under federal and
local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources.

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Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that Ternium currently owns, leased-land sites and third-party waste disposal sites. Ternium may be held responsible for other sites in the future. Ternium also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by Ternium’s operations may result in costs and liabilities that could materially and adversely affect margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies we could have in place.

Required governmental concessions could be subject to prior consultation with native communities, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

Ternium’s mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties in Mexico, may alter the terms pursuant to which Ternium is required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs. For further information on regulatory risks in Mexico, see Risk Factors “Risks Relating to the Countries in Which Ternium Operates - Mexico: Regulatory changes in Mexico could adversely impact Ternium's results of operations and net results.”

Iron ore exploration and exploitation concessions as well as water concessions may be revoked if the competent government authorities determine that Ternium does not comply with its obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the native or local communities or landowners, or such agreements may be excessively onerous. If Las Encinas and Consorcio Peña Colorada are unable to establish use and occupancy rights on acceptable terms, their mining activities may be compromised. In addition, Las Encinas and Consorcio Peña Colorada need to obtain, in the normal course of business, permits for the preparation of new iron ore bodies at the mines and for the expansion of tailings deposit capacity. In particular, Consorcio Peña Colorada is seeking certain environmental permits in connection with the operation of its tailing dams, the delay of which is causing it to adjust, with the assistance of consultant companies, tailings operations and the deposition design plan. If Las Encinas and/or Consorcio Peña Colorada are unable to obtain required permits on a timely basis, they may need to alter their mining and/or production plans, which could lead to unexpected capital expenditures, higher costs and/or a disruption of its mining activities.

Ternium’s resource and reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine or cause Ternium to revise its resource or reserve estimates.

Ternium’s resources and reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting potential future rates of mineral production, including factors beyond Ternium's control. Resource and reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any resource and reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Resource and reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although Ternium believes are reasonable at the time of estimating its reserves and resources, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

In 2022, Ternium adopted new methodologies to estimate Las Encinas’ reserves and resources that apply increased

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intensity in sample drilling and additional modelling and interpretation protocols, which are expected to increase estimation accuracy. Consequently, Ternium’s reserve and resource estimates in the future could differ from those assessed in the past.

In addition, Ternium’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from Ternium’s reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve estimates. Resource and reserve estimates may vary from those included in this annual report, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in resource and reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect Ternium’s mine life projections. To the extent that market price fluctuations or changes in its operating and capital costs increase its costs to explore, locate, extract and process iron ore, Ternium may be required to lower its reserve estimates if certain ore reserves become uneconomical to mine.

Ternium’s exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate ore resources could adversely affect Ternium’s business. In addition, even if ore deposits are discovered, the ability to pursue exploitation activities may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time Ternium is able to exploit it, Ternium may incur substantial write-offs.
Inability to complete investment projects required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production costs.

Mining requires continuous investment to sustain production rates. Such investments require, among other things, the design of the project, the awarding of environmental permits and the successful execution of civil works. If Ternium fails to timely carry out the investment projects required to maintain iron ore and pellets production rates over time, including tailing dams, Ternium could have to substitute internally produced iron ore with third party purchases, with a consequent increase in steel production costs.

Ternium’s expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect its financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, Ternium may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of its mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine and related facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs, as well as affect Ternium’s ability to produce the expected quantities of mineral. If this occurs, Ternium’s financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt Ternium operations or iron ore transportation, or legal proceedings to suspend mining activity. Although Ternium makes significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities), including requesting the government to

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revoke or cancel Ternium’s concessions or environmental or other permits, may hamper Ternium’s ability to conduct its mining activities as planned, prevent Ternium from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting Ternium’s business and results of operations. For example, during 2022, protesters demanding benefits started a blockade to Ternium’s iron ore crushing facilities at El Encino. Although this situation did not have a significant impact on Ternium’s mining operations, Ternium was required to build at the Palomas mine new crushing facilities, to replace those at El Encino, and a new road in order to resume iron ore deliveries from the site. In addition, the security situation in San Miguel de Aquila has worsened; a long-standing internal dispute has disrupted the community’s governance and, recently, two important community leaders went missing. Ternium is actively cooperating with the Mexican authorities in their search of the missing individuals and assisting local, state and federal agencies (including security and human rights federal agencies) in connection with their investigation. These events have stirred a great deal of turmoil within the community and have forced us to temporarily shut down our mining operations in Aquila.

Similarly, in the past Ternium faced actions by certain native or local Mexican communities demanding higher compensation or other benefits, or seeking to stop Ternium’s activities. Although attempted legal actions against Ternium did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the “ejidos” (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal blockade or occupation of facilities, could adversely impact Ternium’s mining activities and results of operations.

Risks Relating To The Structure Of The Company

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

Ternium is subject to tax laws in numerous foreign jurisdictions where it operates. The integrated nature of Ternium’s worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which Tenrium operates have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. As part of this, in 2015, the Organization for Economic Co-operation and Development (“OECD”) proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance. Most of the countries in which Ternium operates have already implemented those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 under the format of a two pillars solution targeting to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place (Pillar 1) and targeting to introduce a global standard on minimum taxation (Pillar 2) both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021. Pillar 2 is scheduled to apply as from 2024, while detailed principles on Pillar 1 are still under discussion.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive (“ATAD”), later updated, modified and expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which, if approved and adopted by all EU members, would become effective as from 2024. Also, the European Commission adopted in December 2022 another directive to impose a global minimum taxation for multinational companies in the Union, following Pillar 2 OECD’s initiative. The new directive would become effective as from 2024.

Ternium’s interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of the new regulations that might result from evolving initiatives like those launched by the OECD and the EU in relation to international taxation that could impact negatively our financial condition, results of operations and cash flows.

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The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

The Company is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to foreign accounts or the payment of dividends, and agreements and commitments of such subsidiaries. For information on exchange controls in Argentina, see “—Risks Relating to the Countries in Which Ternium Operates - Argentina: Argentine exchange controls could result in a significant financial loss to Ternium, and could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.”; and note 29 “Foreign exchange restrictions in Argentina” of Ternium’s audited consolidated financial statements included in this annual report.

The Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, the Company’s dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of the date of this annual report, San Faustin beneficially owned 65.03% of the Company's shares and Tenaris, which is also controlled by San Faustin, held
11.46% of the Company’s shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, (“RP STAK”), holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to the Company's ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Non-controlling interests in the Company’s subsidiaries could delay or prevent us from completing our strategy.

The Company does not own 100% of the interests in certain of the Company’s subsidiaries. As of February 28, 2023, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.40% was publicly held. In addition, Ternium holds a 51% ownership interest in Tenigal (NSC holds the remaining 49%); and a 48% equity interest in Techgen S.A. de C.V. (“Techgen”). Ternium also has a participation in the control group of Usiminas. The existence of non-controlling interests in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, the Company could be delayed or prevented from completing its strategy or fully maximizing Ternium’s competitive strengths.

Risks Relating To The Countries In Which Ternium Operates

Negative economic, political, social and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s shipment volumes or prices, increase its costs or disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the

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risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and, to a lesser extent, in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters, chronic climate changes and public health epidemics; civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. Ternium’s business could be materially and adversely affected by economic, political, social and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of trade. In addition, actions and policies that could be adopted by the Mexican federal government concerning the economy could have a significant impact on market conditions affecting Ternium’s operations in Mexico. If problems such as deterioration in Mexico’s economic conditions re-emerge (for example, as a result of lower revenues due to a decline in the price of oil) or there is a future re-emergence of social instability, political unrest, reduction in government spending, increased government intervention or other adverse social or political developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher inflation and interest rates coupled with reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

A Mexican energy reform could adversely impact Ternium’s results of operations and net results.

In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy market in Mexico with potential impact on the energy supply and its costs. The main initiatives are described below:

Energy Industry Law. In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico. Among other changes, the new Energy Industry Law (“LIE”) grants priority to Mexico’s state-owned electric power generation and distribution company (“CFE”) over private generators in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. In addition, the LIE eliminates mandatory power supply auctions for energy supplies requiring the use of CFE’s distribution network, relaxes the requirements for the granting of clean energy certificates in favor of CFE, and imposes serious restrictions on the self-supply renewable energy generation system, widely used by private companies.

The constitutionality of the new LIE was challenged in court but, on April 7, 2022, the Mexican Supreme Court of Justice rejected the request in a very tight decision, where only four judges voted against the unconstitutionality request and the other seven magistrates voted in favor of declaring the unconstitutionality of the LIE (but eight affirmative votes were required to invalidate the new law). After the Supreme Court's decision, several participants continued seeking injunction reliefs against the LIE on a case-by-case basis.

Constitutional reform proposal of the electricity sector. In September 2021, President Andrés Manuel López Obrador submitted to Congress a constitutional reform

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proposal of the electricity sector, which sought to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. On April 18, 2022, The Mexican Congress rejected the constitutional reform proposal of the electricity sector, as the ruling party failed to obtain the required two-third affirmative vote.

Instruction to CENAGAS and CRE. On June 14, 2022,
the Mexican Secretary of Energy (SENER) instructed two decentralized bodies, the CENAGAS, which regulates the natural gas storage and transportation system, and the Energy Regulation Commission (CRE), to adopt certain measures that would have put pressure on CENAGAS’ customers to buy imported natural gas from CFE, Pemex or other state-controlled providers, in detriment of private suppliers. If adopted, those measures would have affected the purchase of energy for certain natural gas injection points in the U.S.-Mexican border, including Ternium’s natural gas supply contracts for its Monclova unit and a small share of its natural gas supply contracts for its Puebla unit. Ternium’s Mexican subsidiaries challenged this initiative in court and obtained an injunction relief against the application of those measures. In January 2023, the Mexican Supreme Court of Justice confirmed the general suspension of SENER’s resolution until a final decision is made on the legality of the government’s measures.

Uncertainty remains as to whether the Mexican government or any of its decentralized bodies will seek any new reform of the energy market rules and regulations or adopt any measure that may negatively affect the energy supply or increase its cost. Any such new amendment or measures could negatively affect the operations of Ternium and/or Techgen, where Ternium holds a 48% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on Ternium’s operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Mexico.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

Mexico is subject to significant levels of violent crimes and, notably, the regions where Ternium’s mining operations are located are subject to a high level of criminality. For example, in San Miguel de Aquila, Michoacán, where Ternium has mining operations, in January 2023 two important leaders of the local community went missing. For more information on this event, see “Risks Relating to Ternium’s Mining Activities - Difficulties in relationships with local communities may adversely affect Ternium’s mining activities and results of operation.” Security issues could affect Ternium’s day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on Ternium’s business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Unexpected changes in the USMCA, and controversies and disputes between member countries could adversely impact Ternium’s results of operations and net results.

The United States-Mexico-Canada Agreement (“USMCA”) became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019, Mexico and the United States agreed to waive a 25% tariff on steel products exported to the United States (which had been imposed during 2018) subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment into the United States of material that was not imported from Mexico or Canada. Furthermore, in 2019 the United States, Mexico and Canada agreed to amend the definition of “North American steel” (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. For example, in July 2022, the United States and Canada triggered the consultation mechanism with Mexico under the Dispute Settlement chapter of the USMCA, arguing that a wide range of Mexican energy policies on energy resources and technologies, including those relating to natural gas, electricity, renewable sources and diesel fuel, were inconsistent with the USMCA. The United States claims that such measures favor Mexican state-owned companies over U.S. companies or U.S.-produced energy, breaching USMCA regulation on market access, investment, and state-owned enterprises. The United States also claims that the questioned measures undermine climate change goals. Canada has supported the U.S. position and filed a similar request for consultations with Mexico. As the parties failed to resolve the dispute through the USMCA consultation procedure, the United States and Canada may now request for the formation of a dispute settlement panel to review those measures and, eventually, take retaliatory action. Amendments to, or the termination of, current terms of trade could adversely and materially affect Ternium’s shipments, results of operations and net worth.

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Argentina

A significant portion of Ternium’s sales are made in Argentina through its subsidiary, Ternium Argentina. Ternium Argentina’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium’s business, financial condition and results.

Ternium’s business and results of operations in Argentina depend on local macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. This happened with the 2008-2009 downturn in the global economy; in 2016, when the country faced a significant rebalancing of the economy’s relative prices; in 2018-2019 as the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process; and, more recently, in 2020 as the economy was affected by the COVID-19 outbreak.

Over the past years, the Argentine economy and capital investment have been affected by, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investors’ confidence. The Argentine economy is currently facing significant challenges, including high and unpredictable inflation rates and a high fiscal deficit in a highly indebted economy, which could affect macroeconomic conditions and economic growth, and cause a drop in demand for Ternium Argentina’s products in the domestic market.

Argentina has in place an agreement with the International Monetary Fund (“IMF”) on a sovereign debt restructuring process. In January 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their discussions of an IMF-supported program, and in March 2022 the Argentine Congress and the IMF's Executive Board approved the program. Failure to implement any approved program with the IMF could further adversely affect the country’s economy and lessened financial sources could impair Argentina’s ability to foster economic growth.

Ternium’s business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.
Inflation may undermine economic growth in Argentina and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 94.8% in 2022, 50.9% in 2021 and 36.1% in 2020. Sustained high inflation in Argentina could negatively impact Ternium’s results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the tax burden in the future, which could adversely affect Ternium's results of operations, net results and financial condition.

The sustained and significant devaluation of the Argentine peso against the U.S. dollar coupled with high inflation rates over the last decade have resulted in a material reduction of the real value that Ternium Argentina can deduct as cost of sales or cost of financial investments for tax purposes, thus creating artificial gains that are subject to income tax. Inflation adjustment for tax purposes is limited and subject to significant restrictions. For example, inflation adjustment of inventories and other current assets is permitted only if the consumer price inflation rate surpasses 100% in a 36-month period up to the close of the relevant fiscal year. Until 2020, even if this threshold were to be achieved, only one-sixth (or 16.67%) of the effect of the inflation adjustment could be recorded in the relevant fiscal year, and the balance had to be recorded, in equal installments, over the next five fiscal years. Although such limitation is not currently applicable, it could be reinstated by a new tax law. Furthermore, because inflation adjustment of cash positions generated during the current fiscal year is not permitted, high nominal interest rates, which are normally expected in high inflation scenarios, materially overstate the financial income of such cash positions for tax purposes.

In September 2018, the Argentine government suspended certain tax refunds and imposed a new tax that currently levies a 3% rate on exports of goods. Provincial and

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municipal taxes on Ternium Argentina’s operations have also increased over the last years. In 2021, the federal government and various local governments agreed on a new tax reform, which replaced the 2017 tax reform that provided for a gradual decrease of tax burden on Argentine corporations. In addition, the Argentine Congress passed a new law reinstating a 35% income tax for corporations and keeping a 7% tax on dividend distributions applicable to results originated from fiscal year 2021. Ternium cannot predict whether future legislation, or any new tax regimes or tax reforms could result in a further increase of the tax burden on its operations in Argentina, which would adversely affect Ternium’s results of operations, net results and financial condition.

Argentine exchange controls could negatively impact Ternium Argentina’s operations or prevent it from paying dividends or transferring cash surpluses abroad, as a result of its inability to access the foreign exchange market.

From time to time, the Argentine authorities have taken measures to reduce the volatility of the ARS/$ exchange rate and have implemented formal and informal restrictions on capital inflows and outflows. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time. For example, Argentine companies are currently required to repatriate all export proceeds from sales of goods and services (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos; the purchase of foreign currency for saving purposes is restricted, and access to the foreign exchange market is currently prohibited or limited to companies and individuals. For more information on our foreign exchange restrictions in Argentina, see note 29 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Particularly with respect to dividends, prior approval from the Argentine Central Bank is required to purchase foreign currency for payment of cash dividends to foreign shareholders and for other cash payments to affiliates abroad. Such approval is rarely (if ever) granted. Because payment of dividends in kind to local and foreign shareholders are permitted by law, several Argentine companies have made in-kind dividend payments in the past few years. For example, on August 9, 2022, Ternium Argentina paid a $300 million dividend in kind consisting of Argentine depositary receipts (CEDEARs) representing certain U.S. listed ETFs. On the basis of Ternium’s equity participation in Ternium Argentina, Ternium collected
$188 million from such in-kind dividend payment. Considering that, as a result of the foreign exchange restrictions imposed in Argentina, the international market value of the U.S. listed securities represented by the CEDEARs was significantly lower, Ternium subsequently adjusted the fair value of the CEDEARs accordingly, and recorded a loss of $95 million in the “Change in fair value of financial assets” in its consolidated financial statements. Considering the financial conditions and foreign exchange restrictions existing in the Argentine market as of the date of this annual report, any future dividend payment in kind by Ternium Argentina consisting of securities listed in foreign securities exchanges would result in the recording of a financial expense in Ternium’s consolidated financial statements.

Existing foreign exchange controls in Argentina currently limit the purchase and transfer abroad of foreign currency for saving purposes, restricting Ternium Argentina's ability to hold excess cash reserves in foreign bank accounts. Accordingly, Ternium Argentina holds its cash and financial investments in the Argentine financial system. As of December 31, 2022, Ternium Argentina’s cash and cash equivalents and other investments amounted to $1.4 billion, a large portion of which consisted of U.S. dollar-payable instruments. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and to the effects of applicable foreign exchange restrictions. If the U.S. dollar valuation of Ternium Argentina’s financial investments were to decrease, the Company may be required to record a significant loss in its consolidated income statements.

In addition, Ternium Argentina has requested the approval of the Argentine Central Bank to make certain payments of services to affiliates abroad and, as of the date of this annual report, no such approval has been granted. Furthermore, in 2022 the Argentine authorities started to limit the import of goods and services of Argentine corporations, including Ternium Argentina and other companies in the steel value chain, by controlling access to the Argentine foreign exchange market. In accordance with the current goods and services import control system, in place since November 1, 2022, the Argentine authorities may, or may not, clear certain import payments and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which Argentine authorities may clear the payment of imports or determine alternative payment terms. If control systems are maintained or are further tightened, local demand for

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steel products and/or Ternium Argentina’s operations or sales could be adversely affected.

As the context of volatility and uncertainty remains in place as of the date of this annual report, additional regulations or restrictions that could be imposed by the Argentine government could further restrict Ternium Argentina’s ability to access the official foreign exchange market, expose Ternium to the risk of losses arising from fluctuations in the ARS/$ exchange rate, or impair Ternium Argentina’s ability to make payments to foreign suppliers or creditors (which could disrupt Ternium Argentina’s operations), pay dividends or royalties abroad, or fund investments or other activities offshore.

Restrictions on supply of energy to Ternium Argentina’s operations could curtail its production and negatively impact its sales and revenue, and Ternium’s results of operations.

A significant share of Argentina’s total electricity resources is based on natural gas-fired power generation. In the past, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during seasons of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions.

Currently, Argentina completes its natural gas requirements through imports from Bolivia and the seaborn market. Natural gas imports from Bolivia are expected to decrease significantly in the coming years due to declining production. The construction of a new natural gas pipeline in Argentina (the GPNK pipeline), expected to start-up in 2023, would increase the supply of natural gas from the country's Vaca Muerta oil and gas shale formation, offsetting decreasing natural gas imports from Bolivia and replacing imports of liquefied natural gas. If natural gas and electricity supply and transport capacity fail to cover the demand for natural gas and electricity on a timely basis, including due to failure to complete the GPNK pipeline or shortages in the availability of liquefied natural gas in the seaborne market, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations, shortages or disruptions in the supply of raw materials, slabs, energy and other inputs could adversely affect Ternium’s profitability” above.

Brazil

Ternium has significant manufacturing operations and assets located in Rio de Janeiro, Brazil. In addition, Ternium has a participation in the control group of Usiminas. Profitability of Ternium’s operations in Brazil and of Usiminas could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting Ternium's business, financial condition and results.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. Such governmental policies may adversely affect Ternium’s results of operations. For example, in 2021 and 2022, the Brazilian Central Bank repeatedly increased its reference interest rate to counter inflationary pressures, reaching 13.75% in August 2022 from a low of 2% in August 2020. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, the Brazilian congress is discussing major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of good and services with a single national value added tax. In addition, the Brazilian congress is discussing a tax reform proposal focused on income tax. Ternium cannot predict whether, if approved, the new tax regime would result in a net tax burden increase for its operations. Any increase in the applicable tax burden or tariffs could affect Ternium’s projected cash flow and profitability. The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic instability in Brazil. Ternium’s business and results of operations in Brazil could be adversely affected by rapidly changing economic conditions in Brazil or by the

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Brazilian government’s policy response to such conditions.

Political instability could adversely affect Ternium’s business, financial condition and results.

Brazil’s political environment has historically influenced,
and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. In October 2022, former left-wing president, Luiz Inácio Lula da Silva, was elected president of Brazil, beating Jair Bolsonaro, in a tight election, with 50.9% of the votes. In January 2023, antidemocratic protests by supporters of Bolsonaro ended in the storming of the Supreme Court, the National Congress and the presidential palace. Lula decreed federal intervention of public security in the capital, security forces soon regained control, and several rioters were arrested. The Brazilian authorities have initiated investigations against Bolsonaro and some of his allies. Ternium cannot predict whether a new political crisis will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium’s costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Ternium’s results of operations and financial position could be negatively impacted, as Ternium Brasil’s BRL-denominated costs (mainly labor-related costs) may increase, thereby affecting Ternium’s cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect Ternium’s business and ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty Ternium Brasil’s future results of operations.

Certain Regulatory Risks And Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Ternium purchases steel products, including significant quantities of steel slabs, from different foreign steel suppliers for its operations in Mexico, Colombia and Argentina. The Mexican, Argentine or Colombian governments may impose or increase duties on steel products imports. Trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to foreign markets. On the other hand, greater trade liberalization in Ternium’s domestic markets increases competition. During the last decade, steel exports surged as a consequence of a global downturn and the economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other trade restrictive actions increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. If steel exports were to surge again in the future, Ternium’s share in domestic markets could be eroded by imports, and such market share losses may not be completely offset by increased exports to foreign markets.

Countries may impose restrictive import duties and other restrictions on imports under various trade related laws, such as national security, environmental and intellectual property regulations. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely impact Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several of Ternium’s export destinations, such as the United States, safeguard duties and other protective measures have been imposed against a large number of steel imports, such as a 25% tariff on certain steel imports imposed by the United States in 2018.

In addition, certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports. Some of these actions have led, or may lead, to restrictions on Ternium’s sales of steel products to certain steel markets and result in lower profit margins. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting Ternium’s sales to and

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potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase Ternium’s operating costs and negatively impact Ternium’s business, financial condition, results of operations and prospects.

Ternium’s steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the industries in which Ternium operates. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher compliance costs.

Furthermore, environmental laws and regulations may, in some cases, impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed.

While Ternium incurs and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect Ternium's reputation or operations. Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore, Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in Ternium’s products may give rise to claims for losses suffered by customers and expose Ternium to claims for damages. The insurance Ternium maintains will not be available in cases of gross negligence or willful misconduct; in other cases, insurance may not be adequate or available to protect Ternium in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of insurance may be less than the related impact on enterprise value after a loss.

Climate change legislation and increasing climate regulatory requirements aimed at transitioning to a lower-carbon economy could result in unexpected capital expenditures and costs, negatively affect the Company's competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

There is an increased attention on greenhouse gas (GHG) emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. In 2021, the European Commission made a formal proposal for an EU Carbon Border Adjustment Mechanism (CBAM), aimed at avoiding carbon leakage from the European Union and promoting emissions reductions worldwide. Negotiations on the terms of the new CBAM are ongoing, and a final agreement is expected during 2023. In addition, in a joint statement released on October 31, 2021, the United States and the European Union announced their commitment to negotiate “the world’s first carbon-based sectoral arrangement on steel and aluminum trade”.

Government initiatives to reduce GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or other measures to promote the use of renewable energy sources could affect steel production costs. In Argentina, the 2017 tax reform introduced a tax on certain fossil fuels, which did not include natural gas. Metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process, other than for energy generation. Effective since March 2018, the tax on fossil fuels is set to increase 10% every year until 2028, when it is expected to reach an average $10 per ton of carbon dioxide equivalent emitted. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels (setting a zero tax on natural gas) and in 2019 the government implemented a pilot program for the adoption of an Emissions Trading System (ETS) aimed at reducing GHG emissions, by setting a cap on emissions and allowing for the trade of emission certificates. Although the operational phase is expected to commence during the third quarter of 2023, as of the date of this annual report the Company cannot predict the impact of the new pricing mechanism on its operations and results, as the applicable rules are not yet known. Although existing carbon pricing mechanisms in Mexico and Argentina do not materially limit or penalize Ternium’s GHG emissions, new carbon pricing mechanisms could

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Consolidated Management Report

increase Ternium’s production costs. In addition, the Brazilian congress has been discussing initiatives to introduce a carbon emission tax on industry processes and power generation facilities, which, if applicable to Ternium’s steel production in Brazil, would result in incremental costs. Such increases in costs could affect, in turn, Ternium’s profitability and net results.

If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. In addition to incremental production costs, the adoption of new climate change legislation in the countries in which Ternium operates could result in incremental compliance costs and unexpected capital expenditures, affect Ternium’s competitiveness and reduce its market share and results of operations. Shifts in customer preferences and failure to respond to stakeholders’ demands for climate-related measures and environmental standards could harm Ternium’s reputation, adversely affect the ability or willingness of customers or suppliers to do business with Ternium, erode stakeholder support and restrict or reduce access to financial resources.

Risks Relating To the Company's ADS

The market price for the Company's ADS could be highly volatile.

Volatility in the price of the Company’s ADS may be caused by factors within or outside of the Company’s control and may be unrelated or disproportionate to the Company’s operating results. In particular, the announcement of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as the announcement of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of the Company’s ADS, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of the Company’s ADS, regardless of their actual effect in operating performance. As an example of this volatility, a high closing price of $42.19 was reached on April 26, 2018, as steel prices in North America spiked reflecting the United States’ imposition of a 25% tariff on certain steel imports, but then fell to a low closing price of $9.84 on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company’s ADS. Since then, the Company’s ADS recovered and reached a high closing price of $56.19 on August 11, 2021, as steel prices reached record levels in the United States and Mexico reflecting a recovery in steel demand that consistently outpaced steel production capacity restarts, but then fell to a low closing price of $26.75 on September 26, 2022, as steel prices declined steadily, reflecting a gradual normalization of supply chains after disruptions caused by the Russian invasion of Ukraine in February 2022. By February 28, 2023, the closing price of Ternium’s ADS increased to $42.61, reflecting an upward trend in U.S. steel prices after bottoming during the fourth quarter of 2022. The trading price of the Company’s ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, it has substantial assets and operations in Mexico, Argentina, Brazil and Colombia. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly

TERNIUM S.A.
Consolidated Management Report

granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company's failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized for a five-year period (ending in June 2025) to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively the “Beneficiaries”), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from registration requirements of the Securities Act is available. The Company intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. The Company may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against the Company outside Luxembourg.

The Company is a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon the Company or its directors or officers. Investors may also not be able to enforce against the Company or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be

TERNIUM S.A.
Consolidated Management Report

difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

TERNIUM S.A.
Consolidated Management Report

Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA, Adjusted EBITDA, Adjusted EBITDA per ton and Adjusted EBITDA margin
EBITDA equals net income adjusted to exclude net financial results, income tax expense, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies and, in the fourth quarter of 2022, the impairment of Ternium’s investment in Ternium Brasil. Adjusted EBITDA per ton equals adjusted EBITDA divided by steel shipments and Adjusted EBITDA Margin equals adjusted EBITDA divided by net sales:

$ million	2022	2021

Net income	2,093	4,367
Adjusted to exclude:
Net financial results	70	(92)
Income tax expense	574	1,397
Depreciation and amortization	617	592
EBITDA	3,354	6,264
Adjusted to exclude:
Equity in earnings of non-consolidated companies	(37)	(401)
Impairment of Ternium’s investment in Ternium Brasil	99
Adjusted EBITDA	3,415	5,863

Divided by: steel shipments (000 tons)	11,896	12,065
Adjusted EBITDA per ton ($)	287	486

Divided by: net sales ($ million)	16,414	16,091
Adjusted EBITDA margin (%)	21%	36%

Free cash flow
Free cash flow equals net cash provided by operating activities less capital expenditures:

$ million	2022	2021

Net cash provided by operating activities	2,753	2,677
Less: capital expenditures	(581)	(524)
Free cash flow	2,172	2,153

Net cash
Net cash equals the consolidated position of cash and cash equivalents and other investments less borrowings:

	For the year ended December 31,
$ billion	2022	2021

Cash and cash equivalents (8)	1.7	1.3
Plus: other investments (current and non-current) (8)	2.0	1.4
Less: borrowings (current and non-current)	(1.0)	(1.5)
Net cash	2.6	1.2

(8) Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.4 and $0.9 billion as of December 31, 2022 and 2021, respectively.

Intentionally left blank.

TERNIUM S.A.

Consolidated Financial Statements
as of December 31, 2022 and 2021 and
for the years ended on December 31, 2022, 2021 and 2020

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021
and for the years ended December 31, 2022, 2021 and 2020

Audit Report

To the Shareholders of
Ternium S.A.
______________________________________________________________________________________

Report on the audit of the consolidated financial statements
______________________________________________________________________________________Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Ternium S.A. (the "Company") and its subsidiaries (the "Group") as at 31 December 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

What we have audited

The Group’s consolidated financial statements comprise:

•the consolidated income statement for the year then ended;
•the consolidated statement of comprehensive income for the year then ended;
•the consolidated statement of financial position as at 31 December 2022;
•the consolidated statement of changes in equity for the year then ended;
•the consolidated statement of cash flows for the year then ended; and
•the notes to the consolidated financial statements, which include a summary of significant accounting policies.
______________________________________________________________________________________
Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

______________________________________________________________________________________

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

______________________________________________________________________________________
Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the consolidated management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
______________________________________________________________________________________
Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.
______________________________________________________________________________________
Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

•evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

•conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

•evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report on other legal and regulatory requirements

The consolidated management report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative Luxembourg, 17 March 2023
Represented by

/s/ Magalie Cormier

Magalie Cormier

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021
and for the years ended December 31, 2022, 2021 and 2020
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2022	2021	2020

Net sales	4	16,414,466	16,090,744	8,735,435
Cost of sales	5	(12,487,282)	(9,895,070)	(7,099,923)

Gross profit		3,927,184	6,195,674	1,635,512

Selling, general and administrative expenses	6	(1,143,646)	(950,124)	(762,882)
Other operating (expense) income, net	8	(84,019)	25,586	206,843

Operating income		2,699,519	5,271,136	1,079,473

Finance expense	9	(46,737)	(26,997)	(46,644)
Finance income	9	75,145	62,912	49,421
Other financial (expenses) income, net	9	(98,541)	56,547	19,554
Equity in earnings of non-consolidated companies	13	37,114	400,732	57,555

Profit before income tax expense		2,666,500	5,764,330	1,159,359

Income tax expense	10	(573,728)	(1,397,139)	(291,488)

Profit for the year		2,092,772	4,367,191	867,871

Attributable to:
Owners of the parent		1,767,516	3,825,068	778,468
Non-controlling interest		325,256	542,123	89,403

Profit for the year		2,092,772	4,367,191	867,871

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.90	1.95	0.40

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021
and for the years ended December 31, 2022, 2021 and 2020
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2022	2021	2020

Profit for the year	2,092,772	4,367,191	867,871

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,253	(484)	160
Currency translation adjustment from participation in non-consolidated companies	41,455	(39,997)	(109,079)
Changes in the fair value of financial instruments at fair value through other comprehensive income	29,121	960	(3,100)
Income tax related to financial instruments at fair value	(11,045)	(299)	1,230
Changes in the fair value of derivatives classified as cash flow hedges	60	278	(266)
Income tax relating to cash flow hedges	(20)	(83)	80
Other comprehensive income items	1,705	—	(966)
Other comprehensive income items from participation in non-consolidated companies	159	(106)	400
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	24,567	46,777	(36,907)
Income tax relating to remeasurement of post employment benefit obligations	(6,994)	(13,965)	10,790
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	6,862	1,662	15,081

Other comprehensive income (loss) for the year, net of tax	87,123	(5,257)	(122,577)

Total comprehensive income for the year	2,179,895	4,361,934	745,294

Attributable to:
Owners of the parent	1,841,194	3,818,185	666,667
Non-controlling interest	338,701	543,749	78,627

Total comprehensive income for the year	2,179,895	4,361,934	745,294

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021
and for the years ended December 31, 2022, 2021 and 2020
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2022		December 31, 2021

ASSETS

Non-current assets
Property, plant and equipment, net	11	6,261,887		6,431,578
Intangible assets, net	12	944,409		902,256
Investments in non-consolidated companies	13	821,571		751,475
Other investments	17	100,716		67,277
Deferred tax assets	19	200,237		160,745
Receivables, net	14	318,690		177,803
Trade receivables, net	15	—	8,647,510	229	8,491,363

Current assets
Receivables, net	14	662,762		357,705
Derivative financial instruments	21	227		4,353
Inventories, net	16	3,470,215		3,908,305
Trade receivables, net	15	1,180,689		1,767,196
Other investments	17	1,875,026		1,290,459
Cash and cash equivalents	17	1,653,355	8,842,274	1,276,605	8,604,623
Assets classified as held for sale			1,764		1,921
			8,844,038		8,606,544

Total Assets			17,491,548		17,097,907

EQUITY
Capital and reserves attributable to the owners of the parent			11,845,959		10,535,019
Non-controlling interest			1,922,434		1,700,019
Total Equity			13,768,393		12,235,038

LIABILITIES

Non-current liabilities
Provisions	18	81,422		83,299
Deferred tax liabilities	19	162,742		186,216
Other liabilities	20	538,214		506,886
Trade payables		1,112		989
Lease liabilities	22	190,134		215,250
Borrowings	23	532,701	1,506,325	656,465	1,649,105

Current liabilities
Current income tax liabilities		135,703		873,759
Other liabilities	20	344,843		345,123
Trade payables		1,187,600		1,126,049
Derivative financial instruments	21	505		1,889
Lease liabilities	22	49,015		44,371
Borrowings	23	499,164	2,216,830	822,573	3,213,764

Total Liabilities			3,723,155		4,862,869

Total Equity and Liabilities			17,491,548		17,097,907

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the year							1,767,516	1,767,516	325,256	2,092,772
Other comprehensive income (loss) for the period
Currency translation adjustment						39,525		39,525	3,183	42,708
Remeasurement of post employment benefit obligations				21,864				21,864	2,571	24,435
Cash flow hedges and others, net of tax				20				20	20	40
Others (5)				12,269				12,269	7,671	19,940

Total comprehensive income (loss) for the year	—	—	—	34,153	—	39,525	1,767,516	1,841,194	338,701	2,179,895

Dividends paid in cash (6)							(530,031)	(530,031)	—	(530,031)
Dividends paid in kind to non-controlling interest								—	(112,293)	(112,293)
Acquisition of non-controlling interest (7)				(223)				(223)	(3,993)	(4,216)

Balance as of December 31, 2022	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) Represents $ 0.27 per share ($ 2.70 per ADS). Related to the dividends distributed on May 3 and on November 2, 2022, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 11.2 million were included in equity as deduction of dividend paid.
(7) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the year							3,825,068	3,825,068	542,123	4,367,191
Other comprehensive income (loss) for the period
Currency translation adjustment						(37,564)		(37,564)	(2,917)	(40,481)
Remeasurement of post employment benefit obligations				30,447				30,447	4,027	34,474
Cash flow hedges and others, net of tax				100				100	95	195
Others				134				134	421	555

Total comprehensive income (loss) for the year	—	—	—	30,681	—	(37,564)	3,825,068	3,818,185	543,749	4,361,934

Dividends paid in cash (5)							(569,292)	(569,292)	—	(569,292)
Acquisition of non-controlling interest (6)				11				11	(768)	(757)

Balance as of December 31, 2021	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 3 and on November 2, 2021, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit for the year							778,468	778,468	89,403	867,871
Other comprehensive income (loss) for the period
Currency translation adjustment						(100,983)		(100,983)	(7,936)	(108,919)
Remeasurement of post employment benefit obligations				(9,340)				(9,340)	(1,696)	(11,036)
Cash flow hedges and others, net of tax				(95)				(95)	(91)	(186)
Others				(1,383)				(1,383)	(1,053)	(2,436)

Total comprehensive income (loss) for the year	—	—	—	(10,818)	—	(100,983)	778,468	666,667	78,627	745,294

Acquisition of non-controlling interest (5)				7,783				7,783	(24,797)	(17,014)

Balance as of December 31, 2020	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2022	2021	2020

Cash flows from operating activities
Profit for the year		2,092,772	4,367,191	867,871
Adjustments for:
Depreciation and amortization	11 & 12	616,492	591,790	631,051
Impairment charge	3 (f), 8 & 11	99,000	—	—
Income tax accruals less payments	26 (b)	(1,195,561)	578,285	66,561
Equity in earnings of non-consolidated companies	13	(37,114)	(400,732)	(57,555)
Interest accruals less payments/receipts, net	26 (b)	(24,795)	5,901	6,991
ICMS provision recovery, net of reversal of related asset	8 & 24 (i)(g)	—	—	(186,010)
Changes in provisions	18	(1,069)	11,761	623
Changes in working capital (1)	26 (b)	1,152,498	(2,617,789)	352,795
Net foreign exchange results and others		50,720	140,908	78,919

Net cash provided by operating activities		2,752,943	2,677,315	1,761,246

Cash flows from investing activities
Capital expenditures	11 & 12	(580,553)	(523,610)	(560,013)
Increase in other investments	17	(770,638)	(579,010)	(600,884)
Proceeds from the sale of property, plant and equipment		1,912	1,752	1,044
Dividends received from non-consolidated companies		28,884	56,275	—
Acquisition of non-controlling interest		(4,216)	(757)	(17,014)

Net cash used in investing activities		(1,324,611)	(1,045,350)	(1,176,867)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(530,031)	(569,292)	—
Finance lease payments		(49,410)	(45,604)	(42,144)
Proceeds from borrowings		285,908	246,046	245,668
Repayments of borrowings		(722,644)	(485,526)	(709,778)

Net cash used in financing activities		(1,016,177)	(854,376)	(506,254)

Increase in cash and cash equivalents		412,155	777,589	78,125

Movement in cash and cash equivalents
At January 1,		1,276,605	537,882	519,965
Effect of exchange rate changes		(35,405)	(38,866)	(60,208)
Increase in cash and cash equivalents		412,155	777,589	78,125

Cash and cash equivalents at December 31, (2)		1,653,355	1,276,605	537,882

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(112,293)	—	—
Acquisition of PP&E under lease contract agreements		13,961	13,758	6,101

(1) The working capital is impacted by non-cash movement of $ 24.9 million as of December 31, 2022 ($ (12.5) million and $ (18.0) million as of December 31, 2021 and 2020, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

(2) It includes restricted cash of $ 30, $ 58 and $ 54 as of December 31, 2022, 2021 and 2020, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,975,490, $ 1,357,484 and $ 816,157 as of December 31, 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	54
2	Basis of presentation	55
3	Accounting policies	58
4	Segment information	80
5	Cost of sales	82
6	Selling, general and administrative expenses	83
7	Labor costs (included in cost of sales and selling, general and administrative expenses)	83
8	Other operating income (expenses), net	84
9	Other financial income (expenses), net	84
10	Income tax expense	85
11	Property, plant and equipment, net	86
12	Intangible assets, net	88
13	Investments in non-consolidated companies	89
14	Receivables, net - non-current and current	92
15	Trade receivables, net - non-current and current	93
16	Inventories, net	93
17	Cash, cash equivalents and other investments	94
18	Allowances and provisions - non-current and current	94
19	Deferred income tax	95
20	Other liabilities - non-current and current	97
21	Derivative financial instruments	99
22	Lease Liabilities	101
23	Borrowings	102
24	Contingencies, commitments and restrictions on the distribution of profits	104
25	Related party transactions	112
26	Other required disclosures	113
27	Recently issued accounting pronouncements	115
28	Financial risk management	117
29	Foreign exchange restrictions in Argentina	125
30	The Russia-Ukraine Armed Conflict	126
31	Subsequent event - Ternium to integrate operations in the USMCA	126

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2022 and 2021, this special tax reserve amounted to $ 5.2 billion and $ 5.8 billion, respectively . The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2023), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2022 and 2021, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the years ended December 31, 2022, 2021 and 2020.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 14, 2023. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2022	2021	2020
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.49%	62.46%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.49%	62.46%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.22%	89.21%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.22%	89.21%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.22%	89.21%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.22%	89.21%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.22%	89.21%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.22%	89.21%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.61%	44.61%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.47%	66.47%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Ternium Participaçoes S.A. em liquidaçao (14)	Brazil	Holding	100.00%	100.00%	100.00%
Vientos de Olavarría S.A. (15)	Argentina	Renewable energy project	62.57%	—	—
Ternium Siderúrgica de Caldas S.A.S. (16)	Colombia	Manufacturing and selling of steel products	—	100.00%	100.00%
Impeco S.A. (17)	Argentina	Manufacturing of pipe products	—	62.49%	62.49%
Hylsa S.A. de C.V. (18)	Mexico	Manufacturing and selling of steel products	—	—	89.21%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2022	2021	2020

Técnica Industrial S.A. de C.V. (18)	Mexico	Services	—	—	89.21%
Peña Colorada Servicios S.A. de C.V. (19)	Mexico	Services	—	—	44.61%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	—	—	100.00%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Since the second quarter of 2021, indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%. Before that, indirectly through Ternium Investments S.à.r.l. total voting rights was 100.00% in 2020.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Since the second quarter of 2020, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à r.l.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Argentina S.A. Total voting rights held: 100.00%.
(16) This company was merged into Ternium Colombia S.A.S as of November 30, 2022.
(17) This company was dissolved as of February 16, 2022.
(18) This company was merged into Ternium Mexico S.A. de C.V. as of August 9, 2021.
(19) This company was merged into Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. as of July 6, 2021.
(20) This company was dissolved as of April 12, 2021.

The most important non-controlling interest is related to the investment in Ternium Argentina S.A.,which is a company listed in the Buenos Aires Stock Exchange (see note 29). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.     ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 3 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 3 (y).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2022, 2021 and 2020.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 3 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee
The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Land                                1-32 years
Buildings and facilities                        1-27 years
Machinery                            1-15 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
–Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
–Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 3 (e) 3); and
(c) Capitalized developmental stripping costs (see note 3 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2022, 2021 and 2020, is approximately 12%, 7% and 4% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration and evaluation is planned or budgeted;
•A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2022 and 2021, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to Steel Mexico CGU and $ 42.5 million to Mining Mexico CGU.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2022, 2021 and 2020 totaled $ 16.3 million, $ 9.8 million and $ 8.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. was entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils has been amortized using the units of slabs sold method. As of December 31, 2021, the asset related to this slab commitment agreement was fully amortized.

(7) Trademarks acquired in a business combination

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU's fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows.

Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.

Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.18%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of Mining Mexico CGU, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

Considering the economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of June 30, 2020, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of June 30, 2020, the post-tax discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3%. As of December 31, 2022 and 2021, no new impairment triggers were detected in this CGU and, consequently, no impairment test was prepared.

In the case of the Steel Mexico CGU, considering the volatility of macroeconomic indicators, the decrease in the sales margin per ton, the increase in raw material costs mainly iron ore and slabs, along with the expectations of higher costs in the upcoming years, partially offset by the increase in steel prices, and the increase in the discount rate, the Company decided to assess the recoverability of its investments in the Steel Mexico CGU, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU, considering the decrease in the sales margin per ton, the decrease in the operating income before depreciation and amortization margin and the increase in the interest rate, the Company decided to assess the recoverability of its investments in the Mining Mexico CGU, resulting in no impairment charges to be recognized. As of December 31, 2022, the post-tax discount rate used to test the recoverability of the investments in the Steel and Mining Mexico CGUs for impairment was 11.28% (as of December 31, 2021, 9.93%). Based on the information currently available, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the Mexico CGUs.

Considering the economic situation in Brazil as of June 30, 2020, the Company decided to assess the recoverability of its investments in the Brazil CGU, resulting in no impairment charges to be recognized. The Brazil CGU comprises the manufacturing operations and assets related to a production plant located in Rio de Janeiro, Brazil. As of June 30, 2020, the post-tax discount rate used to test the investment in the Brazil CGU for impairment was 10.3%. As of December 31, 2021, no new impairment triggers were detected in this CGU and, consequently, no impairment test was prepared. As of December 31, 2022, considering the volatility of macroeconomic indicators, the decrease in the sales margin per ton, the increase in raw material costs mainly iron ore and hard coking coal, along with the expectations of higher costs in the upcoming years, partially offset by the increase in steel prices, and the increase in the interest rate, the Company decided to assess the recoverability of its investment in the Brazil CGU, resulting in the recognition of an impairment charge. As the Brazil CGU does not have any recorded goodwill, this impairment charge needs to be allocated to the other assets of the CGU on the basis of the carrying amount of each asset in the CGU. Management decided to record this impairment charge of $ 99.0 million over the property, plant and equipment. After recognizing this impairment charge, the recoverable value of the Brazil CGU was of $ 1,841 million. This impairment charge impacted the Steel segment. The post-tax discount rate to test the recoverability of the investment in the Brazil CGU as of December 31, 2022, was 11.91%. The Company estimates that a decrease of 0.5% in the discount rate, an increase of 5.0% in steel sales volumes and an increase of 5.0% in the operating income before amortization and depreciation per ton would have resulted in an increase of 29.3% in the value-in-use, and an increase of 0.5% in the discount rate, a decrease of 5.0% in steel sales volumes and a decrease of 5.0% in the operating income before amortization and depreciation per ton would have resulted in a decrease of 28.8% in the value-in-use.

During the years 2022, 2021 and 2020, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

In connection with investments in non-consolidated companies, as of September 30, 2022, the Company wrote down its investment in Usiminas by $ 120.4 million. The impairment was mainly due to the lower production availability of Usiminas’ coke facilities, which need further capital investment, along with a worsened global macroeconomic situation that derived in the increase of discount rates used for the calculation of value-in-use. As of September 30, 2022, the post-tax discount rate used to test the investment in Usiminas for impairment was 13.5%. The Company estimates that a decrease of 1.0% in the discount rate, an increase of 0.5% in gross domestic product and an increase of 5.0% in the steel, iron ore and hard coking coal prices would have resulted in an increase of 25.5% in the value-in-use, and an increase of 1.0% in the discount rate, a decrease of 0.5% in gross domestic product and a decrease of 5% in the steel, iron ore and hard coking coal prices would have resulted in a decrease of -17.1% in the value-in-use. As of December 31, 2022, no new impairment triggers were detected over this investment and, consequently, no impairment test was prepared.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, at December 31, 2022 and 2021 totals $ 1.8 million and $ 1.9 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings
Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
– Non-cancelable period of lease contracts;
– Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
– Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
– Increasing the carrying amount to reflect interest on the lease liability;
– Reducing the carrying amount to reflect lease payments made; and
– Re-measuring the carrying amount to reflect any reassessment or lease modifications.

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(o) Employee liabilities

(1)Post-employment obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net defined benefit liability/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2022 and 2021, the outstanding liability corresponding to the Program amounts to $ 79.8 million and $ 67.7 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2022 and 2021, is $ 88.6 million and $ 72.1 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(p) Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r) Revenue recognition and other income
Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(s) Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2022, 2021 and 2020, the capitalized borrowing costs were of $ 0.4 million, $ 6.3 million and $ 13.1 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2022 and 2021, the effective portion of designated cash flow hedges (net of taxes) amounted to nil and $ (0.04) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1) Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 3(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used at December 31, 2022 was 11.28% and no impairment charge resulted from the impairment test performed. See notes 3(f) and 3(e)(4).

(2) Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 81.4 million and $ 83.3 million as of December 31, 2022 and 2021, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(4) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
•whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

(5) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
3.    ACCOUNTING POLICIES (continued)

(cc) Climate Change

Ternium is committed to the UN Global Compact Initiative, its sustainable development goals, and the world's efforts to address Climate Change.

The Company is determined to find ways to reduce the carbon footprint of its operations and the steel value chain. In February 2021, Ternium announced a medium-term target to reduce its carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The Company’s strategy to achieve this 2030 reduction target consists of a multi-faceted approach that includes increasing the use of renewable energy and the development of energy efficiency strategies, increasing the participation of scrap in the metallic mix, improving the carbon capture capacity at its Direct Reduction Iron ("DRI") facilities, replacing coking coal with charcoal and prioritizing lower specific-emission steelmaking technologies.

The Company intends to continue analyzing and developing measures to decarbonize its operations over the longer term. This endeavor will require significant long-term investments, conditioned by technology innovation, cooperation within the value chain, government regulations, and capital availability for decarbonization projects. Factors like access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulation that guarantee fair trade and carbon capture storage, access to sustainable finance for low emissions steel-making technologies, and changes in consumer behavior will be key in the development of solutions and the outcomes in the next decades.

Given that Ternium’s climate-change-related decarbonization plans span over many years and are subject to significant uncertainty as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2022, as well as on the company’s already approved or in process investment plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
4.    SEGMENT INFORMATION
The Company is organized in two operating segments: Steel and Mining.
The Steel segment includes the sales of steel products, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•Other non-significant differences.

	Year ended December 31, 2022
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,556,949	3,716	10,500	2,571,165
Reconciliation:
Differences in Cost of sales				128,354

Operating income - Under IFRS				2,699,519

Financial income (expense), net				(70,133)
Equity in earnings (losses) of non-consolidated companies				37,114

Income before income tax expense - IFRS				2,666,500

Net sales from external customers	16,414,334	132	—	16,414,466
Net sales from transactions with other operating segments of the same entity		410,636	(410,636)	—
Depreciation and amortization	(523,818)	(92,674)	—	(616,492)

	Year ended December 31, 2021
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	4,210,135	204,070	1,586	4,415,791
Reconciliation:
Differences in Cost of sales				855,345

Operating income - Under IFRS				5,271,136

Financial income (expense), net				92,462
Equity in earnings (losses) of non-consolidated companies				400,732

Income before income tax expense - IFRS				5,764,330

Net sales from external customers	16,043,033	47,711	—	16,090,744
Net sales from transactions with other operating segments of the same entity		478,559	(478,559)	—
Depreciation and amortization	(528,144)	(63,646)	—	(591,790)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2020
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,046,623	101,937	689	1,149,249
Reconciliation:
Differences in Cost of sales				(69,776)

Operating income - Under IFRS				1,079,473

Financial income (expense), net				22,331
Equity in earnings (losses) of non-consolidated companies				57,555

Income before income tax expense - IFRS				1,159,359

Net sales from external customers	8,679,513	55,922	—	8,735,435
Net sales from transactions with other operating segments of the same entity		334,619	(334,619)	—
Depreciation and amortization	(580,807)	(50,244)	—	(631,051)
Information on segment assets is not disclosed as it is not reviewed by the CEO.
GEOGRAPHICAL INFORMATION
The Company has no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2022. In 2021 and 2020 the Company had revenues attributable to Luxembourg related to a contract acquired as part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2022
	Mexico	Southern region	Brazil and Other markets (1)	Total

Net sales	8,949,104	3,853,390	3,611,972	16,414,466

Non-current assets (2)	4,769,161	859,351	1,577,784	7,206,296

	Year ended December 31, 2021
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	8,990,868	3,377,596	3,722,280	16,090,744

Non-current assets (2)	4,789,273	861,149	1,683,412	7,333,834

	Year ended	Year ended December 31, 2020
		Mexico	Southern region	Brazil and Other markets	Total

Net sales		4,660,278	1,762,785	2,312,372	8,735,435

Non-current assets (2)		4,726,342	919,490	1,767,432	7,413,264
(1)The non-current assets value includes the impact of the impairment charge of $ 99.0 million recognized in the Brazil CGU.
(2) Includes Property, plant and equipment and Intangible assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
4.    SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2022	2021	2020

Slabs	640,231	1,304,437	1,047,311
Hot rolled (1)	6,991,466	6,356,576	2,880,055
Cold rolled	1,951,702	1,990,143	1,101,963
Coated (2)	5,704,765	5,303,394	3,015,132
Roll-formed and tubular (3)	660,829	659,609	413,337
Billets, round bars and others	142,512	167,138	3,632
Other products (4)	322,961	309,447	274,005

TOTAL SALES	16,414,466	16,090,744	8,735,435
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles, and steel decks.
(4) Other products include mainly sales of energy and pig iron..

5.    COST OF SALES

	Year ended December 31,
	2022	2021	2020

Inventories at the beginning of the year	3,908,305	2,001,781	2,158,298

Plus: Charges for the year
Raw materials and consumables used and other movements	9,773,523	9,835,504	5,359,938
Services and fees	183,003	151,251	112,924
Labor cost	862,593	689,614	546,045
Depreciation of property, plant and equipment	532,160	514,746	527,283
Amortization of intangible assets	43,947	23,519	14,624
Maintenance expenses	612,928	582,633	371,368
Office expenses	10,295	7,741	6,131
Insurance	15,184	12,309	10,641
Change of obsolescence allowance	20,804	3,965	(1,279)
Valuation allowance	15,333	—	—
Recovery from sales of scrap and by-products	(42,000)	(37,597)	(20,892)
Others	21,422	17,909	16,623

Less: Inventories at the end of the year	(3,470,215)	(3,908,305)	(2,001,781)

Cost of Sales	12,487,282	9,895,070	7,099,923

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2022	2021	2020

Services and fees (1)	73,401	60,216	53,220
Labor cost	299,139	250,697	192,854
Depreciation of property, plant and equipment	13,990	14,153	15,920
Amortization of intangible assets	26,395	39,372	73,224
Maintenance and expenses	8,311	6,977	4,275
Taxes	170,216	160,254	97,075
Office expenses	41,921	34,968	27,314
Freight and transportation	499,127	365,455	283,808
Increase (decrease) of allowance for doubtful accounts	114	350	336
Others	11,032	17,682	14,856

Selling, general and administrative expenses	1,143,646	950,124	762,882

(1) For the year ended December 31, 2022, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,991, including $ 3,681 for audit services, $ 272 for audit-related services and $ 38 for all other services.
For the year ended December 31, 2021, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,241, including $ 3,157 for audit services, $ 78 for audit-related services and $ 6 for all other services.
For the year ended December 31, 2020, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,289, including $ 3,132 for audit services, $ 41 for audit-related services, $ 95 for tax services and $ 21 for all other services.

7.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2022	2021	2020

Wages, salaries and social security costs	1,093,105	878,347	677,541
Termination benefits	22,246	18,677	25,265
Post-employment benefits (Note 20 (i))	46,381	43,287	36,093

Labor costs	1,161,732	940,311	738,899
As of December 31, 2022, 2021 and 2020, the number of employees was 20,510, 20,142 and 20,173, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

8.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020

Results of sundry assets	8,177	8,558	1,363
Provision for legal claims and other matters (Note 18 and 24 (i) and (ii))	1,069	—	—
Recovery of provision related to the ICMS action of unconstitutionality (Note 24 (i) (f)) (1)	—	—	380,075
Other operating income (2)	5,735	40,587	20,093

Other operating income	14,981	49,145	401,531

Provision for legal claims and other matters (Note 18 and 24 (i) and (ii))	—	(11,761)	(623)
Impairment charge (Note 3 (f))	(99,000)
Reversal of the asset in connection with the slab commitment agreement (Note 3 (e) (6))	—	(11,798)	—
Reversal of the asset in connection with the ICMS provision (Note 24 (i) (f)) (1)	—	—	(194,065)

Other operating expense	(99,000)	(23,559)	(194,688)

Other operating income (expenses), net	(84,019)	25,586	206,843
(1) For the year ended December 31, 2020, it includes the gain generated by the recovery of the provision for contingencies related to the ICMS action of unconstitutionality ($ 380,075), partially compensated by the reversal of the related credit ($ 194,065). For more information about this case, see note 24 (i)(f).
(2) For the year ended December 31, 2021, it includes the recovery of certain tax credits in Brazil of $ 27,200.

9.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020

Interest expense	(46,737)	(26,997)	(46,644)

Finance expense	(46,737)	(26,997)	(46,644)

Interest income	75,145	62,912	49,421

Finance income	75,145	62,912	49,421

Net foreign exchange gain (loss) (1)	(163,740)	(36,761)	3,379
Change in fair value of financial assets	78,309	75,801	6,104
Derivative contract results	(2,132)	1,485	11,933
Others	(10,978)	16,022	(1,862)

Other financial income (expenses), net	(98,541)	56,547	19,554
(1) Mainly related to the devaluation of the Argentine peso.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
10.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2022	2021	2020

Current tax
Current tax	(671,016)	(1,650,281)	(338,408)

Deferred tax (Note 19)
Deferred tax	80,692	185,655	39,895
Effect of changes in tax law (1)	—	(9,117)	—
Recovery of income tax (2)	16,596	76,604	7,025

Income tax expense	(573,728)	(1,397,139)	(291,488)

(1) For 2021, it includes the modification of the tax rate in Argentina enacted in 2017 and modified in 2019 and 2021, setting the corporate income tax rate to 35% for the year 2021 going forward.
(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2022, 2021 and 2020 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2022	2021	2020

Income before income tax	2,666,500	5,764,330	1,159,359

Income tax expense at statutory tax rate	(785,888)	(1,633,556)	(350,896)
Non taxable income	—	37,815	118,540
Non deductible expenses	(45,862)	—	—
Effect of currency translation on tax base (1)	241,426	131,115	(66,157)
Recovery of income tax	16,596	76,604	7,025
Effect of changes in tax law	—	(9,117)	—

Income tax expense	(573,728)	(1,397,139)	(291,488)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
11.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2022
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value at January 1, 2022	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Opening net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578
Translation differences	139	325	123	23	9	—	—	619
Impairment charge (note 3 (f))	—	(53,635)	(45,365)	—	—	—	—	(99,000)
Additions	5,342	2,423	913	2,337	433,269	28,983	13,961	487,228
Capitalized borrowing costs	—	—	—	—	403	—	—	403
Disposals / Consumptions	(953)	(1,133)	(1,056)	(842)	(1,162)	(22,210)	(1,039)	(28,395)
Indexation	—	—	—	—	—	—	17,945	17,945
Transfers	8,699	144,914	273,885	18,660	(448,499)	—	—	(2,341)
Depreciation charge	—	(147,863)	(328,574)	(19,414)	—	(1,073)	(49,226)	(546,150)

Closing net book value	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887
Values at the end of the year
Cost	607,971	4,091,108	7,744,607	309,469	547,102	173,731	395,620	13,869,608
Accumulated depreciation	—	(2,012,992)	(5,123,790)	(254,599)	—	(30,864)	(185,476)	(7,607,721)
Net book value at December 31, 2022	607,971	2,078,116	2,620,817	54,870	547,102	142,867	210,144	6,261,887

	Year ended December 31, 2021
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)

Net book value at January 1, 2021	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

Opening net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681
Translation differences	(70)	(161)	(43)	(11)	(18)	—	—	(303)
Additions	—	1,874	282	1,285	418,736	38,800	13,758	474,735
Capitalized borrowing costs	—	—	—	—	6,294	—	—	6,294
Disposals / Consumptions	—	(7,439)	(801)	(1,276)	(1,915)	(15,150)	(1,995)	(28,576)
Indexation	—	—	—	—	—	—	4,523	4,523
Transfers	2,053	461,377	585,186	13,884	(1,063,377)	—	—	(877)
Depreciation charge	—	(135,822)	(328,383)	(17,934)	—	(2,607)	(44,153)	(528,899)

Closing net book value	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

Values at the end of the year
Cost	594,744	4,023,271	7,707,052	294,356	563,082	166,959	364,971	13,714,435
Accumulated depreciation	—	(1,890,186)	(4,986,161)	(240,250)	—	(29,792)	(136,468)	(7,282,857)

Net book value at December 31, 2021	594,744	2,133,085	2,720,891	54,106	563,082	137,167	228,503	6,431,578

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
11.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)
(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value at January 1, 2022	—	158,197	70,176	130	228,503

Opening net book value	—	158,197	70,176	130	228,503
Additions	1,339	6,445	6,163	14	13,961
Disposal/Derecognition	—	—	(1,039)	—	(1,039)
Indexation	—	14,585	3,360	—	17,945
Depreciation charge	(4)	(31,606)	(17,534)	(82)	(49,226)

Closing net book value	1,335	147,621	61,126	62	210,144

Values at the end of the year
Cost	1,339	266,330	127,764	187	395,620
Accumulated depreciation	(4)	(118,709)	(66,638)	(125)	(185,476)

Net book value at December 31, 2022	1,335	147,621	61,126	62	210,144

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	239,211	109,792	—	349,003
Accumulated depreciation	—	(58,052)	(34,581)	—	(92,633)

Net book value at January 1, 2021	—	181,159	75,211	—	256,370

Opening net book value	—	181,159	75,211	—	256,370
Additions	—	2,732	10,852	174	13,758
Disposal/Derecognition	—	(353)	(1,642)	—	(1,995)
Indexation	—	4,027	496	—	4,523
Depreciation charge	—	(29,368)	(14,741)	(44)	(44,153)

Closing net book value	—	158,197	70,176	130	228,503

Values at the end of the year
Cost	—	245,300	119,497	174	364,971
Accumulated depreciation	—	(87,103)	(49,321)	(44)	(136,468)

Net book value at December 31, 2021	—	158,197	70,176	130	228,503

The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 14.5 million for the year ended December 31, 2022 ($ 20.0 million for the year ended December 31, 2021).
The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 1.9 million for the year ended December 31, 2022 ($ 2.0 million and $ 0.8 million for the year ended December 31, 2021 and 2020, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
12.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2022
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value at January 1, 2022	79,792	141,503	11,231	7,423	—	662,307	902,256

Opening net book value	79,792	141,503	11,231	7,423	—	662,307	902,256
Additions	57,689	—	50,627	1,831	—	—	110,147
Transfers	2,348	32,498	(32,498)	—	—	—	2,348
Depreciation charge	(27,655)	(42,332)	—	(355)	—	—	(70,342)

Closing net book value	112,174	131,669	29,360	8,899	—	662,307	944,409

Values at the end of the year
Cost	460,434	358,767	29,360	297,427	73,935	662,307	1,882,230
Accumulated depreciation	(348,260)	(227,098)	—	(288,528)	(73,935)	—	(937,821)

Net book value at December 31, 2022	112,174	131,669	29,360	8,899	—	662,307	944,409

	Year ended December 31, 2021
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at January 1, 2021	75,841	112,614	26,221	31,600	—	662,307	908,583

Opening net book value	75,841	112,614	26,221	31,600	—	662,307	908,583
Additions	29,066	2,864	32,520	—	—	—	64,450
Disposals / Consumptions	—	—	—	(11,798)	—	—	(11,798)
Transfers	3,929	47,493	(47,510)	—	—	—	3,912
Depreciation charge	(29,044)	(21,468)	—	(12,379)	—	—	(62,891)

Closing net book value	79,792	141,503	11,231	7,423	—	662,307	902,256

Values at the end of the year
Cost	402,387	326,269	11,231	295,597	73,935	662,307	1,771,726
Accumulated depreciation	(322,595)	(184,766)	—	(288,174)	(73,935)	—	(869,470)

Net book value at December 31, 2021	79,792	141,503	11,231	7,423	—	662,307	902,256

The Company has not registered any impairment charges in connection with Goodwill (see notes 3 (f) and (bb)(1) and (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2022	2021

At the beginning of the year	751,475	471,306

Equity in earnings of non-consolidated companies	37,114	400,732
Other comprehensive income	48,475	(38,441)
Dividends from non-consolidated companies	(15,493)	(82,122)

At the end of the year	821,571	751,475
The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	725,705	681,711
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	90,559	64,140
Other non-consolidated companies (1)					5,307	5,624

					821,571	751,475
(1) It includes the investment held in Finma S.A.I.F., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
As of December 31, 2022, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.40% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at December 31, 2022, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of December 31, 2022, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 7.41 (approximately $ 1.42; December 31, 2021: BRL 14.51 – $ 2.60) per ordinary share and BRL 7.16 (approximately $ 1.37; December 31, 2021: BRL 15.16 – $ 2.72) per preferred share, respectively. Accordingly, as of December 31, 2022, Ternium’s ownership stake had a market value of approximately $ 356.2 million ($ 653.9 million as of December 31, 2021) and a carrying value of $ 725.7 million ($ 681.7 million as of December 31, 2021).

As of December 31, 2022 and 2021, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2022	As of December 31, 2021

At the beginning of the year	681,711	422,948
Share of results (1)	130,696	379,067
Other comprehensive income	48,145	(38,680)
Dividends	(14,487)	(81,624)
Impairment charge (note 3 (f))	(120,360)	—

At the end of the year	725,705	681,711
(1) It includes the adjustment of the values associated to the purchase price allocation.
The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,437,784
Percentage of interest of the Company over shareholders' equity	20.40%

Interest of the Company over shareholders' equity	905,444

Purchase price allocation	56,255
Goodwill	199,213
Impairment	(435,207)

Total Investment in Usiminas	725,705

On February 10, 2023, Usiminas issued its annual accounts as of and for the year ended December 31, 2022.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of December 31, 2022	As of December 31, 2021

Assets
Non-current	3,764	3,491
Current	2,930	2,325
Other current investments	413	75
Cash and cash equivalents	559	1,184

Total Assets	7,666	7,075

Liabilities
Non-current	508	477
Non-current borrowings	1,163	1,098
Current	1,009	1,104
Current borrowings	25	31

Total Liabilities	2,705	2,710

Non-controlling interest	523	468

Shareholders' equity	4,438	3,897

Summarized income statement (in million $)	Year ended December 31, 2022	Year ended December 31, 2021

Net sales	6,297	6,270
Cost of sales	(5,187)	(4,168)
Gross Profit	1,110	2,102
Selling, general and administrative expenses	(237)	(199)
Other operating income (loss), net	(386)	197
Operating income	487	2,100
Financial expenses, net	114	158
Equity in earnings of associated companies	43	41
Profit (Loss) before income tax	644	2,299
Income tax benefit	(231)	(426)
Net profit (loss) before non-controlling interest	413	1,873
Non-controlling interest in other subsidiaries	(93)	(185)
Net profit (loss) for the year	320	1,688
b) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its unaudited annual accounts as of and for the year ended December 31, 2022, that revenues amounted to $ 580 million ($ 419 million as of December 31, 2021), net profit from continuing operations to $ 55 million ($45 million as of December 31, 2021), non-current assets to $ 766 million ($ 791 million as of December 31, 2021), current assets to $ 131 million ($ 91 million as of December 31, 2021), non-current liabilities to $ 527 million ($ 614 million as of December 31, 2021), current liabilities to $ 181 million ($ 134 million as of December 31, 2021) and shareholders’ equity to $ 189 million ($ 134 million as of December 31, 2021).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 126.8 million as of December 31, 2022, and which are due in June 2026.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4,30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $ 68 million. As of December 31, 2022, the outstanding syndicated loan amount was of $ 344 million and Ternium Investments’ participation was of $ 51 million.

For commitments from Ternium in connection with Techgen, see note 24.

14.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

Receivables with related parties (Notes 25 and 13 (b))	127,008	126,860
Employee advances and loans	21,729	23,147
Advances to suppliers for the purchase of property, plant and equipment	44,067	14,435
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	2,444	2,075
Other tax credits	117,111	9,803
Others	6,331	1,483

Receivables, net – Non-current	318,690	177,803

	As of December 31,
	2022	2021

Value added tax	133,860	195,070
Income tax credits	400,949	44,544
Other tax credits	37,461	24,402
Employee advances and loans	6,782	5,703
Advances to suppliers	22,257	16,700
Advances to suppliers with related parties (Note 25)	6,089	7,160
Expenses paid in advance	17,850	11,785
Government tax refunds on exports	1,677	7,639
Receivables with related parties (Note 25)	17,154	26,743
Others	18,683	17,959

Receivables, net – Current	662,762	357,705

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
15.    TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

Trade receivables	—	229

Trade receivables, net – Non-current	—	229

Current accounts	1,110,481	1,699,252
Trade receivables with related parties (Note 25)	80,078	77,416
Allowance for doubtful accounts (Note 18)	(9,870)	(9,472)

Trade receivables, net - Current	1,180,689	1,767,196

	Trade receivables, net as of December 31, 2022
	Total	Fully performing	Past due

Guaranteed	527,700	498,962	28,738
Not guaranteed	662,859	590,093	72,766

Trade receivables	1,190,559	1,089,055	101,504

Allowance for doubtful accounts (Note 18)	(9,870)	—	(9,870)

Trade receivables, net	1,180,689	1,089,055	91,634

	Trade receivables, net as of December 31, 2021
	Total	Fully performing	Past due

Guaranteed	838,798	795,466	43,332
Not guaranteed	938,099	886,079	52,020

Trade receivables	1,776,897	1,681,545	95,352

Allowance for doubtful accounts (Note 18)	(9,472)	—	(9,472)

Trade receivables, net	1,767,425	1,681,545	85,880

16.    INVENTORIES, NET

	As of December 31,
	2022	2021

Raw materials, materials and spare parts	963,732	990,360
Goods in process	1,681,239	1,848,181
Finished goods	553,965	737,650
Goods in transit	365,675	393,590
Obsolescence allowance (Note 18)	(79,063)	(61,476)
Valuation allowance	(15,333)	—

Inventories, net	3,470,215	3,908,305

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

17.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS, NON-CURRENT AND CURRENT

	As of December 31,
	2022	2021

Investments in debt instruments and other	100,464	67,025
Other investments	252	252

Other investments, net – Non-current	100,716	67,277

	As of December 31,
	2022	2021

(i) Other investments
Other deposits with maturity of more than three months	1,875,026	1,290,459

Other investments - Current	1,875,026	1,290,459
(ii) Cash and cash equivalents
Cash and banks	371,797	305,136
Restricted cash	30	58
Short-term bank deposits	772,953	692,529
Other deposits with maturity of less than three months	508,575	278,882

Cash and cash equivalents	1,653,355	1,276,605

18.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2022

Values at the beginning of the year	83,299	32,098
Translation differences	2,999	2,735
Additions	5,889	3,271
Reversals	(6,959)	—
Uses	(3,806)	—

At December 31, 2022	81,422	38,104

Year ended December 31, 2021

Values at the beginning of the year	80,570	41,673
Translation differences	(5,898)	(1,084)
Additions	15,802	(8,491)
Reversals	(4,041)	—
Uses	(3,134)	—

At December 31, 2021	83,299	32,098

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

18.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2022

Values at the beginning of the year	9,472	61,476	3,610
Translation differences	544	—	(465)
Additions	1,786	36,666	3,558
Reversals	(1,672)	(15,862)	—
Uses	(260)	(3,217)	(3,399)

At December 31, 2022	9,870	79,063	3,304

Year ended December 31, 2021

Values at the beginning of the year	10,500	58,610	4,515
Translation differences	(721)	(5)	(323)
Additions	775	15,968	5,909
Reversals	(425)	(12,003)	—
Uses	(657)	(1,094)	(6,491)

At December 31, 2021	9,472	61,476	3,610

19.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2022	2021

At the beginning of the year	(25,471)	(187,782)
Translation differences	330	(69)
Effect of changes in tax law (note 10)	—	(9,117)
Credits directly to other comprehensive income	(18,056)	(14,158)
Deferred tax credit (note 10)	80,692	185,655

At the end of the year	37,495	(25,471)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

19.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2022

At the beginning of the year	(353,420)	49,437	(26,323)	(10,959)	(341,265)

Income statement credit (charge)	152,864	(119,031)	3,400	13,270	50,503

At the end of the year	(200,556)	(69,594)	(22,923)	2,311	(290,762)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other (2)	Total at December 31, 2022

At the beginning of the year	82,139	35,144	3,578	194,934	315,795

Translation differences	—	—	—	330	330
Credits directly to other comprehensive income	—	—	—	(18,056)	(18,056)
Income statement credit (charge)	16,860	(19,629)	13,822	19,136	30,189

At the end of the year	98,999	15,515	17,400	196,343	328,257

(1) As of December 31, 2022, the recognized deferred tax assets on tax losses amount to $ 17.4 million and there are net unrecognized deferred tax assets of $ 202.0 million and unrecognized tax losses amounting to $ 879.0 million. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2021

At the beginning of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Income statement credit (charge)	72,720	79,624	(5,613)	(8,938)	137,793

At the end of the year	(353,420)	49,437	(26,323)	(10,959)	(341,265)

Deferred tax assets	Provisions	Trade receivables	Tax losses (3)	Other (4)	Total at December 31, 2021

At the beginning of the year	52,342	9,186	31,084	198,664	291,276

Translation differences	—	—	—	(69)	(69)
Credits directly to other comprehensive income	—	—	—	(14,158)	(14,158)
Effect of changes in tax law	—	—	—	(9,117)	(9,117)
Income statement credit (charge)	29,797	25,958	(27,506)	19,613	47,862

At the end of the year	82,139	35,144	3,578	194,934	315,795
(3) As of December 31, 2021, the recognized deferred tax assets on tax losses amount to $ 3,6 million and there are net unrecognized deferred tax assets of $ 0.1 billion and unrecognized tax losses amounting to $ 0.8 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

20.    OTHER LIABILITIES-NON CURRENT AND CURRENT

	As of December 31,
	2022	2021

(i) Other liabilities - Non current

Post-employment benefits	405,018	390,942
Other employee benefits	84,028	74,787
Asset retirement obligation (note 18) (1)	38,104	32,098
Other	11,064	9,059

Other liabilities – Non-current	538,214	506,886
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2022	2021

Present value of unfunded obligations	405,018	390,942

Liability in the statement of financial position	405,018	390,942
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2022	2021

Current service cost	13,721	13,624
Interest cost	32,660	29,663

Total included in labor costs	46,381	43,287
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2022	2021

At the beginning of the year	390,942	432,648
Transfers, new participants and funding of the plan	(508)	1,255
Total expense	46,381	43,287
Remeasurements	(24,567)	(46,777)
Effect of changes in demographic assumptions	3,990	710
Effect of changes in financial assumptions	(36,927)	(82,243)
Effect of experience adjustments	8,370	34,756
Translation differences	21,088	(11,720)
Contributions paid	(28,318)	(27,751)
At the end of the year	405,018	390,942

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

20.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2022	2021

Discount rate	9.00%	8.00%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2022	2021

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-8.1%	9.5%
Compensation growth rate	1.00%	3.3%	-2.8%
Pension growth rate	1.00%	-1.0%	1.1%
Life expectancy	1 year	-2.3%	2.4%
The estimated future payments for the next five years will be between $ 31.4 million and $ 39.9 million per year.

	As of December 31,
	2022	2021

(ii) Other liabilities - Current
Payroll and social security payable	150,378	161,303
VAT liabilities	113,842	107,453
Other tax liabilities	55,622	53,378
Termination benefits	761	787
Related Parties (Note 25)	515	28
Asset retirement obligation (Note 18)	3,303	3,610
Others	20,422	18,564

Other liabilities – Current	344,843	345,123

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

21.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2022 and 2021 were as follows:

	As of December 31,
	2022	2021

Contracts with positive fair value
Foreign exchange contracts	227	4,353

	227	4,353

Contracts with negative fair value
Interest rate swap contracts	(1)	(163)
Commodity contracts	(504)	—
Foreign exchange contracts	—	(1,726)

	(505)	(1,889)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2022, most of the Company’s long-term borrowings were at variable rates.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $ 100 million, at an average rate of 1.92%. As of December 31, 2022 there are no outstanding balances. These agreements became effective during July 2014, were due in July 2022 and were accounted for as cash flow hedges. As of December 31, 2022, there is no cash flow hedge reserve outstanding related to these agreements.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2020	(338)	103	(235)

(Decrease) / Increase	—	—	—
Reclassification to income statement	278	(83)	195

At December 31, 2021	(60)	20	(40)

(Decrease) / Increase	1	(1)	—
Reclassification to income statement	59	(19)	40

At December 31, 2022	—	—	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
(b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2022, 2021 and 2020, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities. As of December 31 2022, there is no outstanding notional amount in Argentine pesos.

Furthermore, during 2022, 2021 and 2020, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2022, the notional amount on these agreements amounted to $ 90.6 million.

During 2022, 2021 and 2020, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería and other standard liabilities in EUR. Furthermore, a minor part of the forward agreements were carried out in order to manage the exchange rate exposure arising from sales in EUR. As of December 31, 2022, the aggregate notional amount on these agreements amounted to $ 28.5 million.

Furthermore, during 2022, Ternium Mexico has entered into non-deliverable forward agreements to manage the exposure of certain tax credits denominated in its local currency. As of December 31, 2022, the notional amount on these agreements amounted to $ 120.0 million.

During 2021 and 2020, Ternium Investments S.à r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2022, there is no outstanding notional amount in EUR. In addition, during 2021 and 2020, Ternium Investments S.à r.l. entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2022, there is no outstanding notional amount in Colombian pesos.

The net fair values of the exchange rate derivative contracts as of December 31, 2022 and 2021 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2022	2021

EUR/$	Forward - Buy EUR	26.8 million EUR	258	245
COP/$	ND Forward - Sell COP	441.8 billion COP	227	4,038
MXN/$	ND Forward - Sell MXN	2.4 billion MXN	(258)	—
EUR/$	Forward - Sell EUR	3.0 million EUR	—	70
ARS/$	ND Forward - Buy ARS	10.9 billion ARS	—	(1,726)

			227	2,627
COP: Colombian pesos; EUR: Euros; $: US dollars; ARS: Argentine pesos; MXN: Mexican pesos.

c) Commodities contracts

During 2022, Ternium Mexico entered into swap agreements to manage the impact of the fluctuation of zinc price when manufacturing galvanized products. As of December 31, 2022, Ternium Mexico several agreements outstanding with an aggregate notional amount of $ 5.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

22.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2022
Values at the beginning of the year	44,371	215,250	259,621
Translation differences	(1,506)	(4,180)	(5,686)
Net proceeds	3,903	9,763	13,666
Indexation	3,107	14,988	18,095
Repayments	(49,404)	(6)	(49,410)
Interest accrued	14,468	—	14,468
Interest paid	(11,605)	—	(11,605)
Reclassifications	45,681	(45,681)	—

As of December 31, 2022	49,015	190,134	239,149

Year ended December 31, 2021
Values at the beginning of the year	42,486	251,617	294,103
Translation differences	(2,187)	(5,878)	(8,065)
Net proceeds	3,334	8,319	11,653
Indexation	1,810	3,009	4,819
Repayments	(45,604)	—	(45,604)
Interest accrued	14,967	—	14,967
Interest paid	(12,252)	—	(12,252)
Reclassifications	41,817	(41,817)	—

As of December 31, 2021	44,371	215,250	259,621

	As of December 31, 2022	As of December 31, 2021
Commitments in relation to finance leases are payable as follows:
Within one year	60,233	52,803
Later than one year but not later than five years	151,255	156,538
Later than five years	108,191	128,435
Minimum lease payments	319,679	337,776
Future finance charges	(80,530)	(78,155)
Total Financial lease liabilities	239,149	259,621

The present value of finance lease liabilities is as follows:
Within one year	49,015	44,371
Later than one year but not later than five years	117,654	122,966
Later than five years	72,480	92,284
Total minimum lease payments	239,149	259,621

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

23.    BORROWINGS

	As of December 31,
	2022	2021

(i) Non-current
Bank borrowings	534,352	659,999
Less: debt issue costs	(1,651)	(3,534)

	532,701	656,465

(ii) Current
Bank borrowings	500,091	825,139
Less: debt issue costs	(927)	(2,566)

	499,164	822,573

Total Borrowings	1,031,865	1,479,038

The maturity of borrowings is as follows:

	Expected Maturity Date
	2023	2024	2025 and thereafter	At December 31, (1)
				2022	2021

Fixed Rate	295,033	—	—	295,033	174,965
Floating Rate	204,108	523,366	9,358	736,832	1,304,073

Total	499,141	523,366	9,358	1,031,865	1,479,038
(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans and their fair value approximates to their carrying amount.

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2022	2021

Bank borrowings	6.21%	1.45%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2022 and 2021, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

23.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2022	2021

$	Floating	684,554	1,252,543
$	Fixed	197,259	129,000
ARS	Floating	5	—
MXN	Floating	13,339	16,310
COP	Floating	38,934	35,220
COP	Fixed	92,680	40,783
GTQ	Fixed	5,094	5,182

		1,031,865	1,479,038
$: U.S. dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

Ternium’s most significant borrowings as of December 31, 2022, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesquería, and under Ternium Brasil’s syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2022	Maturity

June 2018	Ternium Mexico	Syndicated loan	1,000	125	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2022, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. On March 7, 2023, the Superior Court of Justice, by majority vote, rejected CSN’s appeal. Plaintiffs may still appeal against the Superior Court of Justice’s decision. At this time, the Company cannot predict whether CSN will appeal against the decision and, if appealed, the ultimate resolution of the matter.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, the first and second instance court decisions and the March 2023 Superior Court of Justice decision referred to above. Accordingly, no provision has been recorded in these Consolidated Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal was submitted to the CVM’s Board of Commissioners. On April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. On August 16, 2022, CVM´s Board of Commissioners determined, by unanimous decision, the extinction of the procedure, recognizing that Ternium is not obligated to launch a tender offer as a result of the 2016 capital increase. The CVM decision is final.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Potential Mexican income tax adjustment
In March 2015, as part of a tax audit with respect to fiscal year 2008, the Mexican tax authority (“SAT”) challenged the deduction by Ternium Mexico of a tax loss arising from an intercompany sale of shares in December 2008. In addition, in September 2018, as part of a tax audit for fiscal year 2011, the SAT objected to the deduction by Ternium Mexico of the remainder of the 2008 tax loss. Ternium Mexico requested an injunction from the Mexican courts against the SAT claims and filed its defense and supporting documents with the SAT. After Ternium Mexico obtained an injunction in August 2020, in November 2020 the SAT issued a new preliminary audit report in which it reiterated its objections to the deduction of the 2008 tax loss. In June 2021, the SAT determined income tax adjustments with respect to 2008 and 2011 for amounts currently estimated at approximately $ 64.7 million and $ 31.7 million, respectively. Ternium Mexico appealed the SAT determinations.

More recently, however, Ternium Mexico withdrew its appeals and agreed to provide further information and documentation to the SAT. With all of the above-mentioned information and documentation, the SAT should reduce the 2008 and 2011 tax adjustments downwards to approximately $ 15.5 million and $ 31.7 million, respectively. As a result, the Company recognized a tax provision of $47.2 million in its Consolidated Financial Statements as of December 31, 2022. Should the audits be not ultimately closed by the SAT on the above terms, Ternium Mexico could initiate litigation to challenge the tax adjustments.

(d) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter ($ 4.5 million and $ 8.8 million as of December 31, 2022 and 2021, respectively; the decrease in the provision was mainly due to the favorable outcome for a part of the lawsuits).

(e) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 34.8 million and $ 32.5 million as of December 31, 2022 and 2021, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) ICMS deferral tax benefit – Action of Unconstitutionality

On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against Law RJ 4529 before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to Law RJ 4529 had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives. On July 27, 2018, the Governor of Rio de Janeiro issued Decree No. 46,378, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro filed petitions arguing that the action of unconstitutionality against Law RJ 4529 could not be judged by the Brazilian Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. On October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Law RJ 4529 was impaired by the supervening loss of its object, and on November 17, 2020, the Reporting Justice Minister’s ruling became final and not subject to any further recourses or appeals.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date of Ternium Brasil on September 7, 2017. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp.

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $ 194.1 million recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $ 380.1 million recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $ 186.0 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and Mineração Corumbaense Reunida S.A., to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2024, for an estimated total amount of $ 688.8 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
– 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
– 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 62.5 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 13.4 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $ 72.5 million, which is due to terminate in 2037.

(d) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) Ternium México issued a guarantee letter covering up to approximately $ 16.6 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”). The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 17.0 million. As of December 31, 2022, the outstanding amount under the natural gas trading agreement was $ 17.0 million, which is below the amount included in the guarantee letter issued by Ternium México. Due to recent volatility in natural gas prices, the contract with NEG was renewed in June 28, 2022, and a guarantee letter covering up to approximately $ 28.8 million was requested and would be issued in January 2023.

(f) In June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $ 1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed ($ 400 million was disbursed during 2018 and $ 600 million by the end of June 2019). As of December 31, 2022, the outstanding value of this loan agreement was $ 125 million and the Company was in compliance with all of its covenants. On January 12, 2023, Ternium Mexico made a pre-payment of the remaining balance, leaving the loan fully amortized.

(g) Ternium Mexico issued a guarantee letter covering up to approximately $ 62.0 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018 and terminates on June 30, 2041.
(h) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of $ 421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud and Universidad facilities valid until April 2025. As of December 31, 2022, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(i) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $ 3.7 million.

(j) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $ 4.8 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)
(k) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2022, the outstanding value of this commitment was approximately $ 193.2 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 92.8 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2022.

(l) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2022, the outstanding aggregated amount under the stand-by letters of credit was $ 46.8 million, as a result the amount guaranteed by Ternium was approximately $ 22.4 million.

(m) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(n) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(o) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2022, the outstanding amount of this commitment was $ 192.1 million.

(p) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2022, the outstanding amount of the mentioned services was approximately $ 38.9 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 190.0 million as of December 31, 2022. The contract has minimum daily-required volumes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(r) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another two years, is due to terminate on December 2023 and can be interrupted by common agreement due to free market conditions’ changes. The outstanding amount was of $ 39.4 million (or 61.3 million m3) as of December 31, 2022. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(s) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was $ 4.5 million as of December 31, 2022. The contract only has a penalty in case of anticipated termination.

(t) In March 2022, Ternium Brasil S.A. entered into a contract with Unicarbo Ltda. for the supply of petcoke. This agreement is due to terminate on March 2023 and the outstanding amount was $ 40.9 million as of December 31, 2022. The contract has minimum monthly-required volumes.

(u) The acquisition of Ternium Brasil Ltda. was mainly financed through an unsecured 5-year syndicated facility in the principal amount of $ 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for $ 375 million and $ 725 million, respectively. As of December 31, 2022, this syndicated facility was fully repaid.

(iii)     Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2022, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

25.    RELATED PARTY TRANSACTIONS
As of December 31, 2022, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2022	2021	2020
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	720,137	950,792	432,511
Sales of goods to other related parties	224,698	195,636	15,972
Sales of services and others to non-consolidated parties	177	178	173
Sales of services and others to other related parties	4,213	1,496	1,009
	949,225	1,148,102	449,665
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	643,494	508,784	347,638
Purchases of goods from other related parties	70,951	65,964	83,738
Purchases of services and others from non-consolidated parties	13,735	10,279	9,421
Purchases of services and others from other related parties	78,899	98,065	75,483
Purchases of goods and services in connection with lease contracts from other related parties	—	—	201

	807,079	683,092	516,481
(c) Financial results
Income with non-consolidated parties	8,298	6,256	7,182
Expenses in connection with lease contracts from other related parties	(976)	(1,013)	(1,484)

	7,322	5,243	5,698
(d) Dividends received
Dividends from non-consolidated parties	15,493	82,122	6,299

	15,493	82,122	6,299
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	3,300	1,029	765
Income (expenses), net with other related parties	682	879	1,042

	3,982	1,908	1,807

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

25.    RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2022	2021

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	180,476	204,329
Receivables from other related parties	43,765	26,690
Advances from non-consolidated parties	4,851	5,383
Advances to suppliers with other related parties	3,683	3,852
Payables to non-consolidated parties	(91,172)	(72,373)
Payables to other related parties	(20,163)	(16,617)
Lease liabilities with other related parties	(2,287)	(2,635)

	119,153	148,629
(iii) Officers and Directors’ compensation
During the year ended December 31, 2022, the cash compensation of Officers and Directors amounted to $ 22,899 (2021: $ 18,137). In addition, Officers received 1,221,909 Units for a total amount of $ 7,220 (2021: $ 6,276) in connection with the incentive retention program mentioned in note 3 (o)(3).

26.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2020	(338)	103	(235)	(3,877,863)

(Decrease) / Increase	—	—	—	(40,481)
Reclassification to income statement	278	(83)	195	—

At December 31, 2021	(60)	20	(40)	(3,918,344)

(Decrease) / Increase	1	(1)	—	42,708
Reclassification to income statement	59	(19)	40	—

At December 31, 2022	—	—	—	(3,875,636)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

26.    OTHER REQUIRED DISCLOSURES (continued)
(b) Statement of cash flows

	Year ended December 31,
	2022	2021	2020

(i) Changes in working capital (1)
Inventories	438,090	(1,906,524)	156,517
Receivables and others	10,888	(41,535)	(29,539)
Trade receivables	573,811	(885,200)	(12,110)
Other liabilities	46,403	106,223	37,517
Trade payables	83,306	109,247	200,410

	1,152,498	(2,617,789)	352,795
(ii) Income tax accrual less payments
Tax accrued (Note 10)	573,728	1,397,139	291,488
Taxes paid	(1,769,289)	(818,854)	(224,927)

	(1,195,561)	578,285	66,561
(iii) Interest accruals less payments
Interest accrued (Note 9 and 22)	(13,940)	(20,948)	13,339
Interest received	31,880	62,912	49,421
Interest paid	(42,735)	(36,063)	(55,769)

	(24,795)	5,901	6,991
(1)Changes in working capital are shown net of the effect of exchange rate changes.

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

At December 31, 2020	(294,103)	(395,604)	(1,327,289)	(2,016,996)
Cash flows	57,856	253,824	9,210	320,890
Reclassifications	—	(662,708)	662,708	—
Acquisitions - finance leases	(11,653)	—	—	(11,653)
Foreign exchange adjustments	8,059	7,643	—	15,702
Other non cash movements	(19,780)	(25,728)	(1,094)	(46,602)
At December 31, 2021	(259,621)	(822,573)	(656,465)	(1,738,659)
Cash flows	61,015	467,014	625	528,654
Reclassifications	—	(124,140)	124,140	—
Acquisitions - finance leases	(13,666)	—	—	(13,666)
Foreign exchange adjustments	5,686	26,093	58	31,837
Other non cash movements	(32,563)	(45,558)	(1,059)	(79,180)
At December 31, 2022	(239,149)	(499,164)	(532,701)	(1,271,014)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2022:
International Financial Reporting Standard 7, “Financial Instruments: Disclosures”, International Financial Accounting Standard 9, “Financial Instruments” and International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” - Interest Rate Benchmark Reform

The IASB has issued amendments to IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments” and IAS 39 “Financial Instruments: Recognition and Measurement” which provide certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement.

As of December 31, 2021, the Company's management had already assessed the effects of applying these amendments on the Company’s financial statements and had not identified any material impact in the application of these amendments.

International Financial Reporting Standard 16, “Leases” – Amendments on Covid-19-related Rent Concessions

In May 2020, the IASB made an amendment to IFRS 16 “Leases” in the context of the COVID-19 pandemic and its impact on rent concessions granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments, which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

As of December 31, 2021, the Company's management had already assessed the effects of applying this amendment on the Company’s financial statements and had not identified any lease agreements which may be impacted by the application of this amendment.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2022, and have not been early adopted:

International Accounting Standard 12, “Income taxes” - Amendments

The IASB has issued amendments to IAS 12 “Income taxes”, which introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Other standards and interpretations non-significant for the Company’s financial statements:
– Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture
– Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
– Amendments to IFRS 3 - Reference to the Conceptual Framework
– Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use
– Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract
– Annual Improvements to IFRS Standards 2018–2020 cycle
– Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
– Amendments to IAS 8 – Definition of accounting estimates

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their short-term net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2022:

Exposure to functional currency	$ million

EU euro (EUR)	(29)
Argentine peso (ARS)	(22)
Mexican peso (MXN)	(260)
Brazilian real (BRL)	39
Colombian peso (COP)	(94)
Other currencies	(2)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.2 million and a pre-tax loss of $ 3.2 million as of December 31, 2022 and 2021, respectively.

(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 2.6 million and $ 12.5 million as of December 31, 2022 and 2021, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)

(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.9 million and $ 0.5 million as of December 31, 2022 and 2021, respectively.

(d) Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 0.4 million and $ 0.5 million as of December 31, 2022 and 2021, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been $ 3.3 million higher ($ 9.4 million higher as of December 31, 2021), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 725.7 million, the currency translation adjustment included in total equity would have been $ 7.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2022.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 6.21% and 1.45% as of December 31, 2022 and 2021, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 737 million (71.4% of total borrowings) at December 31, 2022 and $ 1,304 million (88.2% of total borrowings) at December 31, 2021.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2022, excluding borrowings with derivatives contracts mentioned in Note 21 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2022 would have been $ 12.1 million lower ($ 17.3 million lower as of December 31, 2021).

Effect of IBOR reform

Reform and replacement of various inter-bank offered rates (‘IBORs’) has become a priority for regulators. Most IBOR rates stopped being published by December 31, 2021, while certain U.S. dollar LIBOR rates would stop being published by June 30, 2023.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)

Ternium started the transition to alternative interest rate benchmarks in some of its outstanding loans during 2022. During the first half of 2023, Ternium will continue with the transition to the alternative interest rates benchmark (mostly SOFR for the remaining outstanding loans that continued to be based in U.S. dollar LIBOR rates as of December 31, 2022. All newly transacted floating rate financial liabilities will be linked to an alternative benchmark rate (e.g. SOFR + spread adjustments).

Under any specific requests of any of its counterparties in these outstanding borrowings, Ternium will negotiate to perform a transition of legacy IBOR-based financial instruments to alternative benchmark interest rates. The Company has prepared a sensitivity analysis considering this situation and concluded that no material impacts could derive from this change. The Company is also enhancing its IT systems and internal processes to ensure smooth transition from IBOR to alternative benchmark interest rates.

1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 59.9% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2022, in comparison with approximately 57.3% as of December 31, 2021. The investments in financial assets are as follows:

	At December 31, 2022	At December 31, 2021

Cash and cash equivalents	1,653,355	1,276,605

Other Investments - Current and Non-Current	1,975,490	1,357,485
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	576,784	863,416
Deposit certificates	204,802	710,996
Commercial papers	323,386	92,729
Other	48,596	59,691
Bonds and other fixed income	1,395,853	490,806
Non - U.S. government securities	651,633	367,333
U.S. government and corporate securities	744,220	123,473
Other notes	2,853	3,263
Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2022, trade receivables total $ 1,180.7 million ($1,767.4 million as of December 31, 2021). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 0.1 million ($ 30.3 million as of December 31, 2021), credit insurance of $ 520.6 million ($ 800.1 million as of December 31, 2021) and other guarantees of $ 7.0 million ($ 8.4 million as of December 31, 2021).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2022, trade receivables of $ 1,089.1 million ($ 1,681.5 million as of December 31, 2021) were fully performing.
As of December 31, 2022, trade receivables of $ 101.5 million ($ 95.4 million as of December 31, 2021) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was $ 9.9 million as of December 31, 2022 ($ 9.5 million as of December 31, 2021).
The carrying amounts of the Company’s trade and other receivables as of December 31, 2022, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,102
EU euro (EUR)	25
Argentine peso (ARS)	26
Mexican peso (MXN)	594
Brazilian real (BRL)	338
Colombian peso (COP)	76
Other currencies	1

2,162

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2023	2024	2025	2026	Thereafter

Borrowings	499	524	9	—	—
Interests to be accrued (1)	38	14	1	—	—
Trade payables and other liabilities	1,117	8	6	3	33
Lease liabilities	49	34	28	28	100

Total	1,703	580	44	31	133
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2022, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $ 2,597.0 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.07 and 0.11 as of December 31, 2022 and 2021, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2022 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	197,686	—	—	197,686
Derivative financial instruments	—	227	—	227
Trade receivables	1,180,689	—	—	1,180,689
Other investments	483,209	96,428	1,395,853	1,975,490
Cash and cash equivalents	880,402	772,953	—	1,653,355
Total	2,741,986	869,608	1,395,853	5,007,447

As of December 31, 2022 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	64,968	64,968
Trade payables	—	1,102,264	1,102,264
Derivative financial instruments	505	—	505
Finance lease liabilities	—	239,149	239,149
Borrowings	—	1,031,865	1,031,865
Total	505	2,438,246	2,438,751

As of December 31, 2021 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	202,123	—	—	202,123
Derivative financial instruments	—	4,353	—	4,353
Trade receivables	1,767,425	—	—	1,767,425
Other investments	621,831	244,848	490,806	1,357,485
Cash and cash equivalents	584,076	692,529	—	1,276,605
Total	3,175,455	941,730	490,806	4,607,991

As of December 31, 2021 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	56,595	56,595
Trade payables	—	1,078,448	1,078,448
Derivative financial instruments	1,889	—	1,889
Finance lease liabilities	—	259,621	259,621
Borrowings	—	1,479,038	1,479,038
Total	1,889	2,873,702	2,875,591

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.
–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2022 and 2021:

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—

Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—

Total liabilities	505	—	505	—

	Fair value measurement as of December 31, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	692,529	692,529	—	—
Other investments	735,654	668,056	39,777	27,821
Derivative financial instruments	4,353	—	4,353	—

Total assets	1,432,536	1,360,585	44,130	27,821

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,889	—	1,889	—

Total liabilities	1,889	—	1,889	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2022 and 2021, corresponds to the initial investment and to the changes in its fair value, as follows:

	Guarantee fund companies	Non - U.S. government securities	Corporate securities

At December 31, 2021	3,263	7,863	16,695
Disinvestment	(74)	(2,237)	(12,502)
Interest accrued	—	(1,578)
Changes in fair value	2,158	875	(339)
Reclassifications	—	36,240
Net foreign exchange gain	(2,493)	—	(3,854)
At December 31, 2022	2,854	41,163	—

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy, there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 2 to Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2022, there is no outstanding effective portion of designated cash flow hedges.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

28.    FINANCIAL RISK MANAGEMENT (continued)

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

29.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time.

Effective November 1, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms.

Also effective November 1, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Although as of the date of these financial statements these measures did not have a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for most of its imports of goods and for the acquisition of services from unrelated parties, if such restrictions continue to be maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect its operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect its results of operations). In addition, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted, thus limiting Ternium’s ability to collect dividends from Ternium Argentina at the prevailing official exchange rate.

Under Ternium Argentina’s annual accounts as of December 31, 2022, and for the year then ended, revenues amounted to $ 3,830 million (2021: $3,425 million), net profit from continuing operations to $ 756 million (2021: $ 930 million), total assets to $ 5,258 million (2021: $ 4,798 million), total liabilities to $ 511 million (2021: $ 541 million) and shareholders’ equity to $ 4,747 million (2021: $ 4,257 million). Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,363 million as of December 31, 2022, broken down as follows:
- $ 1,152 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine Government and payable in U.S. dollars, Argentine Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and payable in Argentine pesos.
- $ 145 million in Argentine pesos-denominated instruments, mainly inflation-adjusted bonds and mutual funds.
- $ 66 million in Argentine pesos-denominated instruments with underlying assets linked to the U.S. dollar.

Ternium Argentina’s financial position in ARS as of December 31, 2022, amounted to $ 261 million in monetary assets and $ 254 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

30. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine traditionally had a relevant participation in the international trade of steel slabs and iron ore pellets. As a result of the armed conflict and the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may be required to purchase raw materials from other sources at increased prices, resulting in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations.

31. SUBSEQUENT EVENT - Ternium to integrate operations in the USMCA

Ternium to Integrate Operations in the USMCA

On February 14, 2023, Ternium's Board of Directors approved the construction of a new upstream production capacity project to integrate its operations in the USMCA region. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $2.2 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. The Company currently expects to commission these facilities in the first half of 2026. As a result of this new upstream production capacity project and the construction of a wind farm in Argentina, Ternium is raising its 2023 capital expenditures guidance to $1.1 billion. In addition, the company anticipates the new upstream and ongoing downstream initiatives to add a total of approximately $2.9 billion to Ternium’s capital expenditure over the next four years.

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

Intentionally left blank.

TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

INDEX TO THE ANNUAL ACCOUNTS

	Page
Audit report	2
Balance sheet	5
Profit and loss account	6
Notes to the annual accounts	7

TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

Balance sheet as at December 31, 2022

		Notes	31/12/2022 USD	31/12/2021 USD
	ASSETS			
C.	**Fixed assets**			
II.	Tangible assets	2.3		
3.	Other fixtures and fittings, tools and equipment		-	20.449
III.	Financial assets			
1.	Shares in affiliated undertakings	2.4 & 3	5.101.020.648	5.643.899.754
			5.101.020.648	5.643.920.203
D.	**Current assets**			
II.	Debtors	2.5		
2.	Amounts owed by affiliated undertakings			
	a) becoming due and payable within one year	4	5.225.475	7.837.903
4.	Other debtors			
	a) becoming due and payable within one year		50.914	47.336
III.	Investments	2.6		
2.	Own shares	7	59.599.747	59.599.747
			64.876.136	67.484.986
IV.	Cash at bank and in hand	2.7	1.056.541	501.624
	Total assets		**5.166.953.325**	**5.711.906.813**
	CAPITAL, RESERVES AND LIABILITIES			
A	**Capital and reserves**	5		
I.	Subscribed capital		2.004.743.442	2.004.743.442
II.	Share premium account		1.414.121.505	1.414.121.505
IV.	Reserves			
1.	Legal reserve	6	200.474.346	200.474.346
2.	Reserve for own shares		59.599.747	59.599.747
V.	Profit or loss brought forward		1.646.162.138	2.183.211.885
VI.	Profit or loss for the financial year		(28.486.928)	(26.649.785)
VII.	Interim dividends		(176.676.910)	(157.046.142)
			5.119.937.340	5.678.454.998
B.	**Provisions**			
1.	Provisions for pensions and similar obligations	2.8	37.185.335	28.900.899
			37.185.335	28.900.899
C.	**Creditors**	2.9		
6.	Amounts owed to affiliated undertakings			
	a) becoming due and payable within one year	4	6.487.225	1.685.755
8.	Other creditors			
	c) Other creditors			
	i) becoming due and payable within one year		3.343.425	2.865.161
			9.830.650	4.550.916
	Total capital, reserves and liabilities		**5.166.953.325**	**5.711.906.813**

The accompanying notes form an integral part of these annual accounts.

5

TERNIUM S.A.

Audited annual accounts as at December 31, 2022
(All amounts in USD)

Profit and loss account for the year ended December 31, 2022

	Notes	31/12/2022 USD	31/12/2021 USD
8. Other operating expenses	8	(28.245.083)	(27.202.364)
11. Other interest receivable and similar income			
a) derived from affiliated undertakings		1.095.699	1.021.660
b) other interest and similar income		547.065	8.203
14. Interest payable and similar expenses			
a) concerning affiliated undertakings		(1.879.107)	(476.634)
b) other interest and similar expenses		(45)	(72)
16. Profit or loss after taxation		(28.481.471)	(26.649.207)
17. Other taxes not shown under items 1 to 16	9	(5.457)	(578)
18. Profit or loss for the financial year		**(28.486.928)**	**(26.649.785)**

The accompanying notes form an integral part of these annual accounts.

6

TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

Notes to the annual accounts

Note 1 – General information

Ternium S.A. (hereafter the "Company" or "Ternium"), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies for an unlimited period. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2022, there were 2.004.743.442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). Ternium's ADSs began trading on the New York Stock Exchange under the symbol "TX" on February 1, 2006. The Company's initial public offering was settled on February 6, 2006.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

The Company also prepares consolidated financial statements, which are published according to the provisions of the Luxembourg Law.

Note 2 - Summary of significant accounting policies

2.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002 as amended on December 18, 2015, determined and applied by the Board of Directors.

7

TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

The figures for the year that has ended December 31, 2021 relating to the amounts owed to affiliated undertakings have been reclassified from "becoming due and payable after more than one year" to "becoming due and payable within one year" to ensure comparability with the figures for the year ended December 31, 2022.

2.2 Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealized exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realization. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealized losses are recorded in the profit and loss account whereas the net unrealized exchange gains are not recognized.

2.3 Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4 Financial assets

Shares in affiliated undertakings are valued at purchase or contribution price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its financial assets in accordance with Luxembourg regulations.

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.5 Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.6 Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the

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TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

basis of weighted average prices, or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.7 Cash at bank and in hand

Cash at bank and in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

2.8 Provisions for pensions and similar obligations

2.9 Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

Note 3- Financial Assets

On December 7, 2010, the Company entered into a master credit agreement with Ternium Investments S.à r.l. ("Ternium Investments") pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellations of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 13, 2022, and December 7, 2022, amounted to USD 360.758.700 and USD 182.120.406, respectively.

The financial assets of the Company as at December 31, 2022, consist of:

Company	Country	% of beneficial ownership	Book value at 31.12.2021	Net (Decreases) / Additions USD	Book value at 31.12.2022 USD	Equity at 31.12.2022 USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	5.643.899.754	-542.879.106	5.101.020.648	7.443.565.148
Shares in affiliated undertakings			5.643.899.754	-542.879.106	5.101.020.648	7.443.565.148

9

TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

Note 4 – Balances with affiliated undertakings

	December 31, 2022 - USD	December 31, 2021 - USD
Assets		
Becoming due and payable within one year		
Debtors		
Ternium Investments S.à r.l.	4.822.697	7.435.125
Ternium Brasil Ltda.	402.778	402.778
	5.225.475	**7.837.903**
Liabilities		
Creditors		
Exiros México, S.A. de C.V.	16.445	-
Ternium Argentina S.A.	5.354.173	1.132.085
Soluciones Integrales de Gestión S.A. (SIGSA)	1.108.657	545.680
Ternium Investments S.à r.l.	7.950	7.990
	6.487.225	**1.685.755**

Note 5 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Reserve for own shares or own corporate units (1)	Profit or loss brought forward	Result for the financial year	Interim dividends	Total capital and reserves
Balance at December 31, 2021	2.004.743.442	1.414.121.505	200.474.346	59.599.747	2.183.211.885	(26.649.785)	(157.046.142)	5.678.454.998
Allocation of previous year results (2)	-	-	-		(183.695.927)	26.649.785	157.046.142	-
Payment of dividends (2)	-	-	-	-	(353.353.820)	-	-	(353.353.820)
Payment of dividends (3)	-	-	-	-	-	-	(176.676.910)	(176.676.910)
Loss for the year	-	-	-		-	(28.486.928)	-	(28.486.928)
Balance at December 31, 2022	2.004.743.442	1.414.121.505	200.474.346	59.599.747	1.646.162.138	(28.486.928)	(176.676.910)	5.119.937.340

(1) **As of December 31, 2022, the Company held 41.666.666 shares as treasury shares.**
(2) **As approved by the Annual General Meeting of Shareholders held on May 3, 2022.**
(3) **As approved by the Board of Directors held on November 2, 2022.**

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company's issued share capital. At December 31, 2022, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Reserve for own shares

In accordance with the law, the company has created a non distributable reserve included in the account "reserve for own shares" for an amount of USD 59.599.747.

10

TERNIUM S.A.
Audited annual accounts as at December 31, 2022
(All amounts in USD)

Note 8 – Other Operating Expenses

	December 31, 2022 USD	December 31, 2021 USD
Services and fees	23.309.414	23.328.944
Senior management and board of directors' accrued fees	4.354.850	3.848.599
Other expenses	580.820	24.821
Total	28.245.083	27.202.364

Services and fees are mainly composed of professional, audit and legal services.

Note 9 – Taxes

For the financial year ended December 31, 2022 the Company did not realize any profits subject to tax charges in Luxembourg.

Note 10 – Income from financial fixed assets derived from affiliated undertakings

During the period, the Company did not receive any dividends.

Note 11 – Own shares

Note 12 – Parent Company

Note 13 – Contingencies and commitments

13.1. Commitments

Techgen S.A. de C.V is a Mexican natural gas-fired combined cycle electric power plant owned by Ternium (48%), Tenaris S.A. (22%) and Tecpetrol International S.A. (30%) (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris).

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